Form 10-K, Exhibit 13
period 1996-12-31
KEVCO INC
filed 1997-03-28
CIK 1021706

                                                                    EXHIBIT 13.1

                     SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data for the five years ended December 31, 1996 are derived from the Company's audited consolidated financial statements. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto.

                                                      Year Ended December 31,
                                -----------------------------------------------------------------
                                  1992         1993         1994        1995 /(1)/        1996
                                -------      --------    ---------     -------------    ---------
                                              (in thousands, except per share data)
INCOME STATEMENT DATA:
Net sales                       $ 61,169     $ 80,257    $ 99,279      $ 182,519        $ 267,344
Cost of sales                     50,619       67,087      83,625        155,877          226,765
                                --------     --------    --------      ---------        ---------

Gross profit                      10,550       13,170      15,654         26,642           40,579
Commission income                  1,234        1,274       1,066          2,610            5,497
                                --------     --------    --------      ---------        ---------

                                  11,784       14,444      16,720         29,252           46,076
Selling, general and
 administrative expenses           9,491       10,550      11,941         20,889           29,723
                                --------     --------    --------      ---------        ---------
Operating income                   2,293        3,894       4,779          8,363           16,353
Interest income                        -           83         346            355              151
Interest expense                    (334)        (425)       (627)        (1,692)           2,209
Other income                           -            -         800              -                -
                                --------     --------    --------      ---------        ---------

Income before income tax
 provision                         1,959        3,552       5,298          7,026           14,295
Income tax provision                   -            -          51             45            1,307
                                --------     --------    --------      ---------        ---------

Net income                      $  1,959     $  3,552    $  5,247      $   6,981        $  12,988
                                ========     ========    ========      =========        =========

PRO FORMA INFORMATION /(2)/:
Historical income before
 income taxes                   $  1,959     $  3,552    $ 5,298       $   7,026        $  14,295
Income tax expense adjustments       764        1,385      2,066           2,740            5,432
                                --------     --------    --------      ---------        ---------

Pro forma net income            $  1,195     $  2,167    $ 3,232       $   4,286        $   8,863
                                ========     ========    ========      =========        =========

Pro forma earnings per share       $0.24        $0.44      $0.65           $0.87            $1.60
                                ========     ========    ========      =========        =========

Weighted average shares
 outstanding                       4,946        4,946      4,946           4,946            5,531



                                                         December 31,
                                -----------------------------------------------------------------
                                  1992         1993         1994        1995 /(1)/        1996
                                -------      --------    ---------     -------------    ---------
BALANCE SHEET DATA                                         (in thousands)
Working capital                 $ 4,531      $  4,050    $  4,496      $     18,926     $  23,959
Total assets                     10,898        15,052      17,485            54,851        55,004
Total debt                        1,815         5,547       6,385            31,263         9,831
Stockholders' equity              5,060         3,537       5,512             8,738        33,651


The accompanying notes are an integral part of the consolidated financial statements.

(1) The Company acquired Service Supply on June 30, 1995. The acquisition was accounted for as a purchase and accordingly, the operating results of Service Supply have been included in the operating results of the Company since June 30, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisition of Service Supply."

(2) Prior to the initial public offering, the Company had elected to be treated as an S corporation under the provisons of Subchapter S of the Internal Revenue Code. As an S corporation, the Company was not subject to federal and certain state income taxes. The pro forma data give effect to the income taxes that would have been recorded had the Company been taxed as a C corporation.

                                                                    EXHIBIT 13.1

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     From 1991 through 1996, the Company experienced significant growth in sales and earnings. This growth was the result of internal expansion, including the opening of new distribution centers, as well as the acquisition of distribution and manufacturing facilities from Service Supply Systems, Inc. ("Service Supply") in June 1995. From 1991 through 1996, the Company opened seven new distribution centers. Through the acquisition of Service Supply, the Company acquired five distribution and three manufacturing facilities, bringing the number of its distribution and manufacturing facilities to 17 and three, respectively. The Company will seek to continue to grow through the acquisition and opening of distribution and manufacturing facilities and through the expansion of the product lines offered by the Company.

     The Company recognizes revenues from product sales at the time of shipment (or the time of product receipt, in the case of direct shipments from suppliers to customers). In some cases the Company sells on a commission basis. Commissions are recognized when earned and represent amounts earned in selling, warehousing and delivering products for certain manufacturers of building products with which the Company has distribution agreements. Commission arrangements do not require inventory investments or receivable financing, and therefore are significantly less expensive to the Company than traditional sales. To the extent the volume of items warehoused and shipped under commission arrangements increases faster or slower than the volume of items related to traditional sales, changes in net sales may not be representative of actual shipment volume increases or decreases.

ACQUISITION OF SERVICE SUPPLY

     In June 1995, the Company acquired Service Supply for a purchase price of approximately $17.7 million. The entire purchase price was paid in cash. The fair value of assets acquired was approximately $32.4 million and the amount of liabilities assumed was approximately $14.7 million. There was no material affiliation between Service Supply and Kevco prior to such acquisition. The acquisition of Service Supply enabled Kevco to achieve its primary strategic objective at that time of becoming a national distributor of building products to the manufactured housing and recreational vehicle ("RV") industries and significantly enhanced the Company's competitive position. Service Supply's operations are located primarily in the southeastern United States, the only region of the country not served by the Company at the time of the acquisition. The Company benefits from Service Supply's product mix, which is weighted toward plumbing products, but also includes a variety of other building products. In particular, through its acquisition of Service Supply's wood products subsidiary, the Company has become a wood products manufacturer for the manufactured housing industry in the southeastern and southwestern United States. The Company's wood products business is conducted through its subsidiary, Sunbelt Wood Components, Inc. ("Sunbelt").

     Since completing the Service Supply acquisition, the Company has primarily focused on integrating and enhancing the performance of the acquired operations and has achieved net sales growth of 10.6% from $241.8 million in 1995 (on a combined basis as if the acquisition had occurred on January 1, 1995) to $267.3 million in 1996. Gross profit, as a percent of sales, on such a combined basis, increased from 14.1% to 15.2% during the same time periods, primarily as a result of purchasing opportunities available to the Company following the completion of the acquisition of Service Supply.

     Because of the Service Supply acquisition, the Company's historical results of operations and period-to-period comparisons of such results and certain financial data may not be meaningful or indicative of future results.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain Statements of Income data as a percentage of Kevco's net sales.



                                         Year Ended December 31,
                                       --------------------------
                                         1994     1995     1996
                                       --------  -------  -------
Net sales............................    100.0%   100.0%   100.0%
Cost of sales........................     84.2     85.4     84.8
                                         -----    -----    -----
Gross profit.........................     15.8     14.6     15.2
Commission income....................      1.1      1.4      2.0
                                         -----    -----    -----
                                          16.9     16.0     17.2
Selling, general and administrative..     12.0     11.4     11.1
                                         -----    -----    -----
Operating income.....................      4.9      4.6      6.1
Other income.........................      0.8      0.0      0.0
Interest income......................      0.3      0.2      0.1
Interest expense.....................     (0.6)    (0.9)    (0.8)
                                         -----    -----    -----
   Income before income taxes........      5.4%     3.9%     5.4%
                                         =====    =====    =====




Comparison of Years Ended December 31, 1996 and 1995

     Net sales increased by $84.8 million, or 46.5%, to $267.3 million in 1996 from $182.5 million in 1995. The increase in net sales was primarily attributable to the inclusion of a full year of sales from the Service Supply acquisition in 1996 compared to six months of sales from the Service Supply acquisition in 1995. However, net sales, on a combined basis as if the acquisition of Service Supply had occurred on January 1, 1995, increased from $241.8 million in 1995 to $267.3 million in 1996, an increase of 10.5%. The increase in net sales on such a combined basis primarily resulted from an increase in the volume and variety of products sold. Management believes the increase in the volume and variety of products sold was primarily the result of the establishment of national plumbing products accounts with several customers, sales of Kevco product lines to existing Service Supply customers (as well as sales of Service Supply product lines to existing Kevco customers) and improved customer demand. The increase in net sales, on such a combined basis, was in excess of the 6.8% increase in reported manufactured home shipments in 1996 compared to 1995 (approximately 363,000 homes reported shipped in 1996 compared to approximately 340,000 homes reported shipped in 1995). Sales to the manufactured housing industry represented approximately 90% of the Company's net sales in 1996.

     Gross profit increased by $14.0 million, or 52.6%, to $40.6 million in 1996 from $26.6 million in 1995. This increase in gross profit was primarily attributable to the inclusion of a full year of gross profit from the Service Supply acquisition in 1996 compared to six months gross profit from the Service Supply acquisition in 1995. Gross profit, on a combined basis as if the acquisition of Service Supply had occurred on January 1, 1995, increased from $34.0 million in 1995 to $40.6 million in 1996, an increase of 19.4%. This increase in gross profit on such a combined basis resulted primarily from an overall increase in the volume of net sales. Actual gross profit, as a percent of actual net sales, increased to 15.2% in 1996 from 14.6% in 1995. This increase was primarily the result of improving margins associated with Service Supply's sales. Gross profit, as a percent of net sales, on a combined basis as if the acquisition of Service Supply had occurred on January 1, 1995, increased from 14.1% in 1995 to 15.2% in 1996. Management believes that both the increase in actual gross profit, as a percent of net sales, and the increase in gross profit, as a percent of net sales, on a combined basis are a direct result of the Company's ability to take advantage of purchasing opportunities following the acquisition of Service Supply.

     Commission income increased by $2.9 million, or 111.5%, to $5.5 million in 1996 from $2.6 million in 1995. Although a portion of the increase resulted from the inclusion of a full year of commission income from the Service Supply acquisition in 1996 compared to six months of commission income from the Service Supply acquisition in 1995, the most significant factor in the increase was that the Company entered into commission-based distribution arrangements with two manufacturers of component products.

     Selling, general and administrative expenses increased by $8.8 million, or 42.1%, to $29.7 million in 1996 from $20.9 million in 1995. The increase was primarily related to the inclusion of a full year of selling, general and administrative expenses from the Service Supply acquisition in 1996 compared to six months of selling, general and administrative expenses in 1995 and, to a lesser extent, the increased expenses related to the overall net sales increase. Selling, general and administrative expenses, as a percent of net sales, decreased to 11.1% in 1996 from 11.4% in 1995, reflecting the reduction of redundant overhead and warehousing costs associated with Service Supply and, generally, the Company's ability to increase sales without a proportionate increase in related operating expenses.

     Net income increased by $6.0 million, or 85.7%, to $13.0 million in 1996 from $7.0 million in 1995. The increase was primarily a result of the inclusion of a full year of gross profit from the Service Supply acquisition in 1996 compared to six months of gross profit from the Service Supply acquisition in 1995, and the remainder of the increase was attributable to the increase in net sales without a proportionate increase in operating expenses. The increase in net income was net of additional interest expense incurred of $0.5 million in 1996 related to the term loan associated with the acquisition of Service Supply, outstanding for a full year period compared to six months in 1995.


Comparison of Years Ended December 31, 1995 and 1994

     Net sales increased by $83.2 million, or 83.8%, to $182.5 million in 1995 from $99.3 million in 1994. The increase in net sales was primarily attributable to the inclusion of six months of sales from the Service Supply facilities in 1995. However, net sales, on a combined basis as if the acquisition of Service Supply had occurred on January 1, 1994, also increased in 1995 to $241.8 million from $200.2 million in 1994, an increase of 20.8%. The increase in net sales on such a combined basis primarily resulted from an increase in the volume and variety of products sold. Management believes the increase in the volume and variety of products sold was primarily the result of the establishment of national plumbing products accounts with several customers, sales of Kevco product lines to existing Service Supply customers (as well as sales of Service Supply product lines to existing Kevco customers) and improved customer demand. The increase in net sales, on such a combined basis, was in excess of the 11.8% increase in reported manufactured home shipments in 1995 compared to 1994 (approximately 340,000 homes reported shipped in 1995 compared to approximately 304,000 homes reported shipped in 1994). Sales to the manufactured housing industry represented approximately 85% of the Company's net sales in 1995.

     Gross profit increased by $10.9 million, or 69.4%, to $26.6 million in 1995 from $15.7 million in 1994. This increase in gross profit was primarily attributable to the inclusion of six months of gross profit from the Service Supply facilities in 1995. Gross profit, on a combined basis as if the acquisition of Service Supply had occurred on January 1, 1994, increased in 1995 to $34.0 million from $28.5 million in 1994, an increase of 19.3%. This increase in gross profit on such a combined basis resulted primarily from an overall increase in the volume of net sales. Actual gross profit, as a percent of actual sales, decreased to 14.6% in 1995 from 15.8% in 1994. This decrease was primarily the result of lower margins associated with Service Supply's sales. Gross profit, as a percent of sales, on a combined basis as if the acquisition of Service Supply had occurred on January 1, 1994, decreased to 14.1% in 1995 from 14.3% in 1994, a decrease which management believes was primarily the result of competition from other suppliers attempting to increase their market shares.

     Commission income increased by $1.5 million, or 136.4%, to $2.6 million in 1995 from $1.1 million in 1994. A significant amount of the increase resulted from the inclusion of six months of commission income from the Service Supply facilities in 1995. An additional significant factor in this increase was the increase in sales volume for which the Company is compensated on a commission basis.

     Selling, general and administrative expenses increased by $9.0 million, or 75.6%, to $20.9 million in 1995 from $11.9 million in 1994. The increase was primarily related to the inclusion of six months of selling, general and administrative expenses from the Service Supply facilities in 1995 and, to a lesser extent, the increased expenses related to the overall net sales increase. Selling, general and administrative expenses, as a percent of sales, decreased to 11.4% in 1995 from 12.0% in 1994, reflecting the reduction of redundant overhead and warehousing costs associated with Service Supply and, generally, the Company's ability to increase sales without a proportionate increase in related operating expenses.

Net income increased by $1.8 million, or 34.6%, to $7.0 million in 1995 from $5.2 million in 1994. Excluding insurance proceeds of $0.8 million recognized as income in 1994 related to a former officer's disability, the increase in net income from

1994 to 1995 would have been 59.1%. The increase was primarily a result of the inclusion of six months of gross profit from the Service Supply facilities in 1995, and the remainder of the increase was attributable to the increase in net sales without a proportionate increase in operating expenses. Also, the increase in net income was net of additional interest expense incurred of $0.6 million in 1995 related to the term loan associated with the acquisition of Service Supply.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company's growth has been financed through cash flow from operations, borrowings under its bank credit facilities and the expansion of trade credit. Net cash provided by operating activities was $12.2 million in 1996, and increased to $8.4 million in 1995 from $3.1 million in 1994. The Company's capital expenditures were $1.6 million in 1996 and $2.8 million and $0.4 million in 1995 and 1994, respectively. The Company is obligated to make payments on various capital leases in varying amounts, maturing through 2007. Additionally, the Company is obligated to make payments under noncompete and consulting agreements, related to the Service Supply acquisition on June 30, 1995, in varying amounts, maturing through 1999. See Notes 4 and 6 to the Company's Consolidated Financial Statements.

     In connection with the Service Supply acquisition at June 30, 1995, the Company arranged for a term loan and a revolving credit facility with a bank in the aggregate amount of $35.0 million; the term loan comprising $15.0 million. The purchase price of Service Supply was approximately $17.7 million, of which $15.0 million was paid with proceeds from such term loan and the remaining $2.7 million was paid with a combination of cash on hand and proceeds from the revolving credit facility. The fair value of assets acquired was $32.4 million and liabilities assumed were $14.7 million. Of the $14.7 million of liabilities assumed, $8.1 million was paid with funds borrowed under the Company's revolving credit facility. In November 1996, the Company completed an initial public offering of 2,415,000 shares of the Company's common stock (including an over-allotment option of 315,000 shares exercised in December 1996) for $12.00 per share, netting proceeds to the Company after underwriting discounts and expenses of approximately $26.0 million. A portion of the net proceeds of the public offering was used to permanently repay the then outstanding balance of the term loan and the remainder to pay all of the then outstanding balance of the revolving credit facility. Borrowings under the term loan required monthly, bi-monthly or quarterly interest payments (depending on whether interest accrues based on the prime rate or LIBOR) and quarterly principal payments of $0.6 million commencing on October 1, 1996 until maturity at June 30, 2001. Interest was paid on the term loan at a blend of the bank's prime rate and LIBOR rates based on pricing options selected by the Company plus a margin based on operating statistics of the Company. Borrowings under the revolving credit facility were (prior to the amendment described below) due June 30, 1998 (subject to the option of the lenders to grant one or more twelve month extensions at Kevco's request), and require monthly, bi-monthly or quarterly interest payments currently based on a blend of the bank's prime rate and LIBOR rates based on pricing options selected by the Company plus a margin determined by operating statistics of the Company (8.25% at December 31, 1996). The borrower under the term loan was and revolving credit facility is one of the Company's operating subsidiaries, and the obligations thereunder are guaranteed by the Company. The term loan was and revolving credit facility is secured by substantially all of the assets of the Company and its subsidiaries as well as the capital stock of such subsidiaries. The related credit agreement contains certain restrictions and conditions that include cash flow and various financial ratio requirements, and limitations on incurrence of debt or liens, acquisitions of property and equipment, distributions to stockholders and certain events constituting a Change of Control (as defined in such agreement).

     In February 1997, the Company amended its credit agreement to allow for a term loan of $30.0 million and to increase the revolving credit facility to $35.0 million from $20.0 million. The terms remain substantially the same as discussed above, and the term loan and credit facility mature in October 2001. Scheduled principal repayment of the term loan is $2.0 million in 1998; $8.0 million in 1999; $10.0 million in 2000; and $10.0 million in 2001. In February 1997, the Company purchased certain assets and assumed certain liabilities of Consolidated Forest Products, L.L.C. and acquired Bowen Supply, Inc. with cash borrowed from the Company's credit facilities. The aggregate cash price was approximately $33.4 million and each will be accounted for as a purchase. The assumed debt was approximately $8.4 million and was immediately paid with proceeds from the term loan and credit facility.

     Prior to the effective date of the initial public offering, the Company had elected to be treated as an S corporation. As a result, the Company has made distributions to its shareholders, including amounts equal to at least their federal and state income tax liabilities attributable to the Company's earnings. Distributions have generally been made on a quarterly basis as needed to satisfy such tax liabilities, except as discussed in the paragraph below. The Company made aggregate cash distributions to its shareholders of approximately $14.4 million, $4.7 million and $4.0 million in 1996, 1995 and 1994, respectively. Concurrent with the consummation of the offering, the Company converted to a C Corporation and is subject to federal and certain state income taxes. The Company does not anticipate paying cash dividends on its common stock in the foreseeable future and intends to retain its earnings to support operations and finance expansion.

     Immediately prior to the consummation of the offering, the Company declared and made an S corporation distribution of approximately $3.7 million, representing previously taxed but undistributed earnings through June 30, 1996. On December 31, 1996, the Company repaid notes in the approximate aggregate amount of $5.2 million that were issued immediately prior to the consummation of the offering, which notes were the final S corporation distribution and represented earning from July 1, 1996 to the consummation of the offering.

     The Company intends to increase the number of its manufacturing, and to a lesser extent, distribution facilities, primarily through acquisitions. Management believes there are currently a number of acquisition opportunities in the manufactured housing and RV industries, and from time to time additional opportunities will arise. Possible acquisitions will vary in size and the Company will consider larger acquisitions that could be material to the Company. In order to finance any such possible acquisitions, the Company may use cash flow from operations, may attempt to borrow additional amounts under its credit arrangements, may seek to obtain additional debt or equity financing or may use its equity securities as consideration. The availability and attractiveness of any outside sources of financing will depend on a number of factors, some of which will relate to the financial condition and performance of the Company, and some of which will be beyond the Company's control, such as prevailing interest rates and general economic conditions. The Company's existing credit facilities require the Company to obtain the prior consent of the lenders for acquisitions in excess of an aggregate of $15.0 million during any previous four quarters. There can be no assurance that the Company will be able to acquire any manufacturing or distribution facilities, or that any such facilities acquired will be or become profitable.

     Management believes the net proceeds from the initial public offering, together with cash flow from operations and additional borrowings under its revolving credit facility, will be adequate to fund the operations and current expansion plans of the Company. However, in order to provide any additional funds necessary for the continued pursuit of the Company's growth strategies, the Company may incur, from time to time, additional short- and long-term bank indebtedness and may issue, in public or private transactions, its equity and debt securities, the availability and terms of which will depend upon market and other conditions. There can be no assurance that such additional financing will be available or, if available, will be on terms acceptable to the Company.

ASSET MANAGEMENT

     The Company actively manages its assets and liabilities. All corporate and profit center managers participate in an incentive-based compensation plan that measures the individual's effectiveness in net asset control and return on net assets employed. Managers are rewarded for receivables collection, inventory control and profits in relation to these and other net assets employed.

     For the year ended December 31, 1996, days sales in average receivables was approximately 22 days, days sales in average inventory was approximately 33 days and days sales in average payables was approximately 27 days.

INFLATION

     Generally, inflation and changing prices have had a minimal impact on Kevco's operating results, as increases in the sales prices of products have closely followed increases in materials costs.

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this annual report which are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, the impact of competitors' pricing, product quality and related features; the cyclical nature and seasonality of the manufactured housing and RV markets; the dependence of the Company on its principal customers and key suppliers; and other risks detailed in the Company's Securities and Exchange Commission filings, including those set forth in the Prospectus relating to the Company's initial public offering.

QUARTERLY RESULTS

     The following table represents certain unaudited financial information for the quarters indicated.

                             1ST QUARTER  2ND QUARTER  3RD QUARTER  4TH  QUARTER
                             -----------  -----------  -----------  ------------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31,
 1996(1):
  Net sales....................  $64,234      $71,364      $69,449     $62,296
  Operating income.............    3,557        4,526        4,365       3,909
  Income before income
   taxes.......................    3,010        4,015        3,798       3,477
  Pro forma net income(2)......    1,836        2,449        2,355       2,156
  Pro forma earnings per
   share(2)(3).................     0.39         0.51         0.46        0.35

YEAR ENDED DECEMBER
 31, 1995(1):
  Net sales....................  $27,567      $28,734      $62,714     $63,504
  Operating income.............    1,198        1,056        2,826       3,283
  Income before income
   taxes.......................    1,151          943        2,173       2,759
  Pro forma net income(2)......      702          575        1,326       1,683
  Pro forma earnings per
   share(2)(3).................     0.14         0.12         0.27        0.34

YEAR ENDED DECEMBER
 31, 1994:
  Net sales....................  $22,311      $24,837      $26,399     $25,732
  Operating income.............    1,249        1,189        1,481         860
  Income before income taxes...    1,182        1,122        2,209         785

(1) The Company acquired Service Supply on June 30, 1995. The acquisition was accounted for as a purchase and, accordingly, the operating results of Service Supply have been included in the operating results of the Company since June 30, 1995.

(2) Prior to the initial public offering, the Company had elected to be treated as an S corporation under the provisions of Subchapter S of the Internal Revenue Code. As an S corporation, the Company was not subject to federal and certain state income taxes. The pro forma data give effect to the income taxes that would have been recorded had the Company been taxed as a C corporation.

(3) Reflects the assumed issuance of shares of Common Stock at the initial public offering price of $12.00 per share, less underwriting discount, to generate sufficient funds to pay an S corporation distribution in an amount equal to undistributed earnings previously taxed at the stockholder level.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               December 31,
                                                                  --------------------------------------
                                 ASSETS                                   1996                1995
                                                                  ------------------    ----------------
Current assets:
 Cash and cash equivalents                                        $        2,078        $          977
 Trade receivables (less allowance for doubtful accounts
   of $100 and $160 in 1996 and 1995, respectively)                        9,458                14,769
 Inventories                                                              22,792                18,383
 Prepaid expenses and other                                                  338                   343
 Deferred income taxes                                                       195                     -
                                                                  --------------        --------------

     Total current assets                                                 34,861                34,472
Property and equipment, net                                               10,208                 9,758
Intangible assets, net                                                     9,495                10,162
Other assets                                                                 440                   459
                                                                  --------------        --------------
     Total assets                                                 $       55,004        $       54,851
                                                                  ==============        ==============
                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Trade accounts payable                                           $        6,666        $       11,258
 Accrued liabilities                                                       3,107                 3,231
 Income taxes payable                                                        762                     -
 Current portion of long-term debt                                           367                 1,057
                                                                  --------------        --------------

     Total current liabilities                                            10,902                15,546

Long-term debt, less current portion                                       9,464                30,206
Deferred compensation obligation                                             383                   361
Deferred income taxes                                                        604                     -
                                                                  --------------        --------------

     Total liabilities                                            $       21,353        $       46,113
                                                                  --------------        --------------

Commitments and contingencies (Note 8)

Stockholders' equity:
 Common stock, $.01 par value; 100,000 shares authorized;
  6,809 and 4,700 shares issued in 1996 and 1995, respectively                68                    47
 Additional paid-in capital                                               32,854                 3,034
 Loan to stockholder                                                           -                (3,437)
 Retained earnings                                                           729                 9,842
 Treasury stock, 306 shares at cost                                            -                  (748)
                                                                  --------------        --------------

     Total stockholders' equity                                   $       33,651        $        8,738
                                                                  --------------        --------------

          Total liabilities and stockholders' equity              $       55,004        $       54,851
                                                                  ==============        ==============

       The accompanying notes are an integral part of the consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               Year Ended December 31,
                                                        ----------------------------------
                                                          1996         1995         1994
                                                        ---------    ---------    --------
Net sales                                               $ 267,344    $ 182,519    $ 99,279
Cost of sales                                             226,765      155,877      83,625
                                                        ---------    ---------    --------
     Gross profit                                          40,579       26,642      15,654
Commission income                                           5,497        2,610       1,066
                                                        ---------    ---------    --------
                                                           46,076       29,252      16,720
Selling, general and administrative expenses               29,723       20,889      11,941
                                                        ---------    ---------    --------
     Operating income                                      16,353        8,363       4,779
Interest income                                               151          355         346
Interest expense                                           (2,209)      (1,692)       (627)
Other income                                                    -            -         800
                                                        ---------    ---------    --------
        Income before income tax provision                 14,295        7,026       5,298
Income tax provision                                        1,307           45          51
                                                        ---------    ---------    --------

     Net income                                         $  12,988    $   6,981    $  5,247
                                                        =========    =========    ========

Pro forma information (unaudited) (Note 1):
   Historical income before income taxes                $  14,295    $   7,026    $  5,298
   Income tax expense adjustments                           5,432        2,740       2,066
                                                        ---------    ---------    --------

   Pro forma net income                                 $   8,863    $   4,286    $  3,232
                                                        =========    =========    ========

   Pro forma earnings per share                             $1.60        $0.87       $0.65
                                                        =========    =========    ========

   Weighted average shares outstanding                      5,531        4,946       4,946

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (IN THOUSANDS)


                                   Common Stock        Treasury Stock      Additional
                                 ----------------     ----------------      Paid-in        Loan to       Retained
                                 Shares    Amount     Shares    Amount      Capital      Stockholder     Earnings      Total
                                 ------    ------     ------    ------    -----------    -----------     --------     --------
Balance at December 31, 1993       4,700   $  47         306    $ (748)   $    2,837     $    (4,937)    $  6,338     $  3,537


Net income                             -       -           -         -             -               -        5,247        5,247
Distribution to stockholders           -       -           -         -             -               -       (4,022)      (4,022)
Collections from stockholder           -       -           -         -             -             750            -          750
                                 -------   -----      ------    ------    ----------     -----------     --------     --------

Balance at December 31, 1994       4,700      47         306      (748)        2,837          (4,187)       7,563        5,512


Net income                             -       -           -         -             -               -        6,981        6,981
Distribution to stockholders           -       -           -         -             -               -       (4,702)      (4,702)
Collections from stockholder           -       -           -         -             -             750            -          750
Contributed capital                    -       -           -         -           197               -            -          197
                                 -------   -----      ------    ------    ----------     -----------     --------     --------

Balance at December 31, 1995       4,700      47         306      (748)        3,034          (3,437)       9,842        8,738


Net income                             -       -           -         -             -               -       12,988       12,988
Distribution to stockholders           -       -           -         -             -               -      (14,407)     (14,407)
Collections from stockholder           -       -           -         -             -             375            -          375
Distribution of loan to
 stockholders                          -       -           -         -             -           3,062       (3,062)           -
Contributed capital                    -       -           -         -            86               -            -           86
Retirement of treasury stock        (306)     (3)       (306)      748          (745)              -            -            -
Contribution of S corporation
 retained earnings with change
 to C corporation status               -       -           -         -         4,632               -       (4,632)           -

Issuance of stock                  2,415      24           -         -        25,847               -            -       25,871
                                 -------   -----      ------    ------    ----------     -----------     --------     --------

Balance at December 31, 1996       6,809   $  68           -    $    -    $   32,854     $         -     $    729     $ 33,651
                                 =======   =====      ======    ======    ==========     ===========     ========     ========

        The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                                Year Ended December 31,
                                                             ------------------------------------------------------------
                                                                 1996                    1995                     1994
                                                             ------------            ------------            ------------
Cash flows from operating activities:
  Net income                                                  $  12,988               $   6,981              $   5,247
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                               1,792                   1,041                    399
      Gain on sale of assets                                        (10)                    (16)                   (11)
      Deferred compensation obligation                               22                      28                     (7)
      Deferred income taxes                                         409                       -                      -
      Changes in assets and liabilities,
        net of effects from purchase of
        Service Supply Systems, Inc.:
          Trade receivables, net                                  5,311                  (2,014)                  (835)
          Inventories                                            (4,409)                 (1,127)                (1,335)
          Prepaid expenses and other                                  5                      71                     (9)
          Trade accounts payable                                 (4,592)                  3,650                   (591)
          Accrued liabilties                                       (124)                   (166)                   218
          Income taxes payable                                      762                       -                      -
                                                              ---------               ---------              ---------
            Net cash provided by operating activities            12,154                   8,448                  3,076
                                                              ---------               ---------              ---------

Cash flows from investing activities:
  Purchase of equipment                                          (1,586)                 (2,844)                  (432)
  Proceeds from sale of assets                                       21                     594                     11
  Decrease in other assets                                           19                     180                    (47)
  Purchase of Service Supply Systems, Inc.,
    net of cash acquired                                              -                 (17,449)                     -
  Loan origination fees                                               -                    (913)                     -
                                                              ---------               ---------              ---------

            Net cash used by investing activities                (1,546)                (20,432)                  (468)
                                                              ---------               ---------              ---------

Cash flows from financing activities:
  Net proceeds from initial public offering                      25,871                       -                      -
  (Payment) proceeds from line of credit                         (6,500)                 (4,587)                 2,400
  Payments of long-term debt                                    (14,932)                 (1,900)                (1,578)
  Proceeds from lont-term debt                                        -                  30,700                      -
  Payment of acquired debt                                            -                  (8,124)                     -
  Distributions paid                                            (14,407)                 (4,702)                (4,022)
  Capital contributions                                              86                     197                      -
  Collections on loan to stockholder                                375                     750                    750
                                                              ---------               ---------              ---------

            Net cash (used) provided by financing activities     (9,507)                 12,334                 (2,450)
                                                              ---------               ---------              ---------

Net increase in cash and cash equivalents                         1,101                     350                    158

Beginning cash and cash equivalents                                 977                     627                    469
                                                              ---------               ---------              ---------

Ending cash and cash equivalents                             $    2,078               $     977              $     627
                                                              =========               =========              =========

                                  (Continued)

                                                    Year Ended December 31,
                                                -------------------------------
                                                  1996        1995       1994
                                                --------    --------    -------
Supplemental cash flow information:
  Cash paid during the period for:
    Interest                                    $  2,162    $  1,471    $   604
                                                ========    ========    =======

    Income taxes                                $    456    $     45    $    51
                                                ========    ========    =======

Supplemental schedule of noncash investing and financing activities:

The Company distributed the loan to stockholder of $3,062 to the Company's stockholders effective June 30, 1996.

During 1995, the Company purchased all of the capital stock of Service Supply Systems, Inc. for $17,700. In conjunction with the acquisition, liabilities were assumed as follows:


    Fair value of assets acquired                           $   32,400
    Cash paid for the capital stock                             17,700
                                                            ----------

       Liabilities assumed                                  $   14,700
                                                            ==========

Of the $14,700 in liabilities assumed, $8,100 was immediately paid off with the proceeds from long-term debt.

Noncompete obligations of $544 were incurred when the Company purchased Service Supply Systems, Inc. and entered into two noncompete agreements which are being amortized over the life of the agreements.



       The accompanying notes are an integral part of the consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     DESCRIPTION OF OPERATIONS

     Kevco, Inc. manufactures and distributes products and materials for use by the manufactured housing and recreational vehicle industries.

     BASIS OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Kevco, Inc. and its wholly-owned subsidiaries (the "Company"). All significant intercompany transactions and accounts have been eliminated.

     CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, deposits with banks and all highly liquid investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value as of December 31, 1996 and 1995.

     INVENTORIES

     Inventories are stated at the lower of cost or market. Inventories purchased for resale are valued using the last-in, first-out (LIFO) method. Manufactured inventories are valued using the first-in, first-out (FIFO) method. Had the first-in, first-out method been used to determine purchased inventory cost, inventories would have increased by approximately $1,474,000 and $1,258,000 at December 31, 1996 and 1995, respectively. For the years ended December 31, 1996 and 1995, the percentage of inventory valued at LIFO was 71% and 81%, respectively.

     PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost less accumulated depreciation. Additions to and major improvements of property and equipment are capitalized. Maintenance and repair costs are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the operations for the period.

     Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

           Buildings                            40 years
           Furniture and equipment         5 to 10 years
           Transportation equipment        4 to 10 years
           Leasehold improvements               10 years

     INTANGIBLE ASSETS

     Intangible assets are comprised of noncompete agreements, loan origination fees and goodwill. Noncompete agreements are amortized on a straight-line
     basis over the terms of the related agreements (24 to 30 months).   Loan
     origination fees associated with the acquisition of the Company's term debt and revolving credit facility have been capitalized and are being amortized on a straight-line basis over five years. The excess of acquisition cost of acquired businesses over the fair value of net assets acquired ("goodwill") is amortized, using the straight-line method, over 40 years. The Company reviews goodwill to assess recoverability periodically. At each balance sheet date, management assesses whether there has been a permanent impairment in the value of goodwill by considering factors such as expected future operating income, current operating results, and other economic factors. Management believes no impairment has occurred.

     DEFERRED COMPENSATION OBLIGATION

     The Company has entered into deferred compensation agreements with certain employees, whereby payments will be made upon death or retirement for a ten year period and such liability has been recorded at the present value of the anticipated future payments.

     REVENUE RECOGNITION

     Revenue from product sales is recognized at the time of shipment or the time of receipt in the case of direct shipments from vendors to customers. Commissions are recognized as earned.

     INCOME TAXES

     Income taxes are provided based on earnings reported for tax return purposes in addition to a provision for deferred income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The provision for income taxes includes deferred taxes determined by the change in the deferred tax liability (or asset) which is computed based on the differences between the financial statement and income tax bases of assets and liabilities, all of which are measured by applying enacted tax laws and rates. Deferred tax expense is the result of changes in the deferred tax liability or asset.

     INTEREST RATE HEDGE

     The Company entered into an interest rate hedge agreement in conjunction with its primary credit facility to alter interest rate exposure on both the revolver and the term debt. Amounts expected to be paid or received on the interest rate hedge are recognized as adjustments to interest expense. Any gain or loss from the termination of this hedge agreement will be recognized at that time.

     CONCENTRATION OF CREDIT RISK

     The Company's sales are primarily to the manufactured housing and recreational vehicle industries across a wide geographical area and generally require no advance payment from customers. The Company had sales to two customers representing approximately 16% and 14% of net sales in 1996.

     The Company estimates future credit losses based on continual evaluation of customers' financial condition, historical loss experience and current economic conditions. The estimated future credit losses are expensed through an allowance for doubtful accounts and actual credit losses are charged to the allowance when incurred.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses in the reporting periods. Actual results could differ from those estimates.

     STOCK SPLIT

     On August 29, 1996, the Company effected a .47-for-1 reverse stock split of its common stock. All share and per share amounts included in the accompanying financial statements and notes have been restated to reflect the stock split.

     UNAUDITED PRO FORMA NET INCOME

     Pro forma net income represents the results of operations adjusted to reflect a provision for income tax on historical income before income taxes, which gives effect to the change in the Company's income tax status to a C corporation prior to the consummation of the Company's initial public offering. The difference between the pro forma income tax rates utilized and the federal statutory rate of 35% relates primarily to state income taxes (5%, less effect of federal tax benefit).

     UNAUDITED PRO FORMA EARNINGS PER SHARE

     Historical net income per common share is not presented because it is not indicative of the ongoing entity. Pro forma earnings per share have been computed by dividing pro forma net income by the weighted average number of shares of common stock outstanding during the period. Pro forma earnings per share data has been presented to reflect the effect of the assumed issuance of that number of shares of common stock that would generate sufficient cash to pay an S corporation distribution in an amount equal to previously taxed but undistributed earnings.


2.   ACQUISITION:

     The Company purchased all of the capital stock of Service Supply Systems, Inc. ("Service Supply") on June 30, 1995 for approximately $17,700,000 and at that date merged Service Supply with and into the Company. The acquisition was accounted for as a purchase and, accordingly, the operating results of Service Supply have been included in the operating results of the Company since June 30, 1995. The acquisition cost in excess of the fair value of net assets of Service Supply of $7,087,000 has been accounted for as goodwill and will be amortized over its useful life of 40 years.

3.   INVENTORIES:

     Inventories are comprised of the following (in thousands):

                                                     Year ended
                                                    December 31,
                                                -------------------
                                                   1996      1995
                                                ---------  --------
               Raw materials                    $   4,385  $  2,314
               Work-in-process                        332       303
               Finished goods                       1,324       828
               Goods held for resale               16,751    14,938
                                                ---------  --------
                                                $  22,792  $ 18,383
                                                =========  ========


4.   PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following (in thousands):

                                                     Year ended
                                                    December 31,
                                                -------------------
                                                   1996      1995
                                                ---------  --------
               Land                             $     242  $    242
               Buildings                            5,195     4,774
               Furniture and equipment              6,181     5,213
               Transportation equipment             3,277     3,232
               Leasehold improvements                 564       503
                                                ---------  --------

                                                   15,459    13,964
               Less accumulated depreciation       (5,251)   (4,206)
                                                ---------  --------

                  Property and equipment, net   $  10,208  $  9,758
                                                =========  ========

     Property and equipment under capital leases consists of buildings of $2,231,000 and furniture and equipment of $640,000 for the years ended December 31, 1996 and 1995, and accumulated depreciation of $1,982,000 and $1,846,000 for the years ended December 31, 1996 and 1995, respectively.

5.   INTANGIBLE ASSETS:

     Intangible assets consist of the following (in thousands):

                                              Year ended
                                             December 31,
                                         --------------------
                                           1996        1995
                                         --------    --------
        Goodwill                         $  9,113    $  9,113
        Loan origination fees                 913         913
        Noncompete agreements                 544         544
                                         --------    --------
                                           10,570      10,570
        Less accumulated amortization      (1,075)       (408)
                                         --------    --------

            Intangible assets, net       $  9,495    $ 10,162
                                         ========    ========


6.   LONG-TERM DEBT:

     Long-term debt consists or the following (in thousands):

                                                           Year ended
                                                          December 31,
                                                       ------------------
                                                        1996       1995
                                                       -------   --------
     Revolving credit facility payable to a bank,
     due June 30, 1998, with interest payable
     monthly.  Interest is paid at the bank's prime
     rate or LIBOR rates based on pricing options
     elected by the Company plus a margin
     determined by operating statistics of the
     Company (8.25% and 7.93% at December
     31, 1996 and 1995, respectively), $11,611
     net of an outstanding letter of credit in the
     amount of $389, was available under the
     credit facility at December 31, 1996.             $ 8,000   $ 14,500

     Term debt payable to a bank with interest
     payable monthly and quarterly principal
     payments of $625 commencing on
     October 1, 1996 until maturity at June 30,
     2001.  Interest is paid at LIBOR rates
     based on pricing options selected by the
     Company plus a margin determined by
     operating statistics of the Company
     (7.54% at December 31, 1995).                           -     14,500

                                                           Year ended
                                                          December 31,
                                                       ------------------
                                                        1996       1995
                                                       -------   --------
                                                         (in thousands)
     Capital lease obligations to a
     related party,
     collateralized by equipment,
     maturing through
     2007, with interest rates from
     13.9% to 26.8%.                                   $ 1,548   $  1,681


     Obligations payable under
     noncompete and consulting agreements,
     due in 24 to 48 months with payments
     ranging from $3,000 to $10,833 per
     month, maturing through 1999, interest
     imputed at 8.50%.                                     283        582
                                                       -------   --------

     Totals                                              9,831     31,263
     Less current portion                                 (367)    (1,057)
                                                       -------   --------
                                                       $ 9,464   $ 30,206
                                                       =======   ========

     The term debt and revolving credit facility are collateralized by substantially all of the assets of the Company and its subsidiaries, including a pledge of all outstanding capital stock of such subsidiaries. The related credit agreement contains certain restrictions and conditions which include cash flow requirements, limitations on acquisitions of property and equipment, and restrictions on distributions to stockholders.

     The following are scheduled maturities of debt (in thousands):


               Year Ending
              December 31,
              ------------
                 1997                                 $    367
                 1998                                    8,131
                 1999                                      127
                 2000                                      114
                 2001                                      111
              Thereafter                                   981
                                                      --------
                                                      $  9,831
                                                      ========

     In addition, in order to reduce interest rate risk on the credit facility, the Company has entered into an interest rate hedge agreement in the notional amount of $15.0 million, whereby the Company will receive interest payments should LIBOR increase above 9.00% and, conversely, will make interest payments should LIBOR decrease below 5.25%, the effect of which limits the Company's interest expense within the range of 9.00% to 5.25% LIBOR on $15.0 million of debt. Management intends to hold the interest rate hedge until maturity on August 28, 1998. The Company has incurred no gain or loss related to this interest rate hedge for the year ended December 31, 1996. The fair value of the interest rate hedge agreement is not considered to be material.

     The fair value of long-term debt was $10.6 and $32.0 million as of December 31, 1996 and 1995, respectively. The fair value of the Company's long-term debt was calculated by discounting future cash flows using an estimated fair market value interest rate.

     In February 1997, the Company and its lender amended the credit agreement in order to fund the acquisitions discussed in Note 13. The term debt was increased to $30.0 million and the revolving credit facility increased to $35.0 million, each maturing in 2001. The term debt will be payable $0 in 1997; $2 million in 1998; $8 million in 1999; $10 million in 2000; and $10 million in 2001. The interest rate structure, restrictions and conditions are similar to the credit agreement prior to amendment.

7.   INCOME TAXES:

     Prior to November 6, 1996, the Company was treated for federal and state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code. As a result, the Company's earnings for such period were taxed at the stockholder level. Effective November 6, 1996, the Company terminated its S corporation status and restructured to create an operating company with a subsidiary. From November 6, 1996, the Company's earnings have been taxed as a C corporation and provisions for income taxes have been reflected in the consolidated financial statements. The Company recorded a nonrecurring net deferred tax provision of approximately $353,000 associated with the recognition of a related deferred tax liability due to the termination of the Company's S corporation status.

     The provision for income taxes for the years ended December 31, 1996, 1995 and 1994 consists of the following (in thousands):

                                  Year ended December 31,
                                  1996      1995      1994
                                --------  --------  -------
        Federal:
            Current             $    559  $      -  $     -
            Deferred                 352         -        -

        State:
            Current                  339        45       51
            Deferred                  57         -        -
                                --------  --------  -------
                                $  1,307  $     45  $    51
                                ========  ========  =======

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the treatment of certain items for financial statement purposes and the treatment of those items for corporation tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1996 were as follows (in thousands):

        Deferred tax assets:
          Accrued liabilities                          $   205
          Allowance for doubtful accounts                   38
          Inventory capitalization                         188
          Deferred compensation                            148
          Capital leases                                   254
          Noncompete agreements                            123
                                                       -------

                Total gross deferred tax assets            956
                                                       -------
        Deferred tax liabilities:
          Depreciation                                  (1,129)
          Inventory valuation                             (236)
                                                       -------

                Total gross deferred tax liabilities    (1,365)
                                                       -------

                     Net deferred tax liabilities      $  (409)
                                                       =======

        Current deferred income tax asset              $   195
        Noncurrent deferred income tax liability          (604)
                                                       -------

                     Net deferred tax liabilities      $  (409)
                                                       =======

     The differences between the consolidated provision for income taxes and income taxes computed using income before income taxes and the U.S. federal income tax rate for the years ended December 31, 1996, 1995 and 1994 are as follows (in thousands):

                                                     Year ended December 31,
                                                      1996     1995     1994
                                                    -------  -------  -------
    Amount computed using statutory rate (35%)      $ 5,003  $ 2,459  $ 1,854
    Increase (decrease) in taxes resulting from:
      Recognition of deferred tax liability
         in connection with S corporation
         termination                                    353        -        -
      State income taxes                                225       45       51
      Tax effect of income not subject to
         federal tax due to corporation S status     (4,290)  (2,459)  (1,854)
      Other, net                                         16        -        -
                                                    -------  -------  -------
                                                    $ 1,307  $    45  $    51
                                                    =======  =======  =======

8.   COMMITMENTS AND CONTINGENCIES:

     LEASES

     The Company leases various equipment and buildings under capital and noncancelable operating leases with an initial term in excess of one year. As of December 31, 1996, future minimum rental payments required under these capital and operating leases are summarized as follows (in thousands):


                                       Capital          Operating
                                       Leases             Leases
                                      ---------         ---------
               1997                   $     432         $  2,175
               1998                         363            1,926
               1999                         340            1,375
               2000                         340              995
               2001                         304              759
            Thereafter                    1,573              690
                                      ---------         --------

            Total                         3,352         $  7,920
                                                        ========

            Less amount representing
             interest                    (1,804)
                                      ---------
            Present value of minimum
             lease payments           $   1,548
                                      =========

     Rental expense for operating leases was $3,839,000, $2,640,000 and $1,574,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with its majority stockholder for a five-year term renewable annually and has entered into a consulting agreement with a former stockholder through October 1998.

     LITIGATION

     There are claims and pending actions incident to the business operations of the Company. Management does not expect resolution of these matters to have a material adverse effect on the Company's financial position or future results of operations or cash flows.


 9.  RETIREMENT PLAN:

     The Company has a defined contribution retirement plan which covers substantially all full-time employees and is qualified under Section 401(k) of the Internal Revenue Code. Under the plan, employees may voluntarily contribute a percentage of their compensation to the plan and the Company may make discretionary contributions. The Company's contributions to the plan for the years ended December 31, 1996, 1995 and 1994 were $100,000, $225,000 and $150,000, respectively.


10.  RELATED PARTY TRANSACTIONS:

     The Company leases certain buildings and data processing equipment under capital leases from partnerships partially owned by the majority stockholder of the Company. Two of the leased warehouses were financed through economic development and industrial revenue bonds; one series of which was issued by Newton, Kansas in the original principal amount of $575,000, and with respect to which, the Company is the sub-lessee of the premises and a co-guarantor, and one series of which was issued by Elkhart, Indiana in the original principal amount of $400,000, and with respect to which, the Company is the lessee of the premises and has agreed to perform the obligations of the lessor contained in the mortgage. Lease payments for the facilities and equipment were approximately $672,000 in each of the years ended 1996, 1995 and 1994.

     The Company loaned its majority stockholder $5.0 in 1993, payable in monthly principal installments of $62,500 plus interest at 9% at December 31, 1995, due November 1997. The Company distributed the loan to stockholder to the Company's stockholders effective June 30, 1996.


11.  OTHER INCOME:

     The Company received $800,000 in 1994 from a disability insurance policy on a former stockholder who was determined disabled and used the proceeds to retire a note payable to the former stockholder.


12.  STOCK-BASED COMPENSATION PLANS:

     The Company sponsors the Kevco, Inc. 1995 Stock Option Plan and the Kevco, Inc. 1996 Stock Option Plan (the "Plans"), which are stock-based incentive compensation plans. The Company applies APB Opinion 25 and related standards in accounting for the Plans. In 1995, the FASB issued FASB Statement No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Adoption of the cost recognition provisions of SFAS 123 is optional and the Company has decided not to elect these provisions of SFAS 123. However, disclosures as if the Company adopted the cost recognition provisions of SFAS 123 in 1995 are required by SFAS 123 and are presented below.

     Under the Plans, the Company is authorized to issue up to 702,735 shares of common stock pursuant to "Awards" granted in the form of incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended) and nonqualified stock options. Awards may be granted to selected employees and directors of the Company. During 1995 and 1996, the Company granted only nonqualified stock options under the Plans.

     NONQUALIFIED STOCK OPTIONS

     The Plans provide that the exercise price of any stock option will be determined by the Board of Directors on the date of grant. The stock options granted in 1995 or 1996 vest over periods of 10 years and 7 years, respectively. All options vested in November 1996, at the time of the initial public offering. In accordance with APB 25, the Company has not recognized any compensation cost for these stock options granted during 1995 and 1996.

     A summary of the status of the Company's stock options as of December 31, 1995 and 1996, and the changes during the year ended on those dates is presented below:


                                              Nonqualified Stock Options
                                      ------------------------------------------
                                              1996                  1995
                                      --------------------  --------------------
                                      Number of   Weighted  Number of   Weighted
                                      Shares of   Average   Shares of   Average
                                      Underlying  Exercise  Underlying  Exercise
                                       Options     Prices    Options     Prices
                                      ----------  --------  ----------  --------
    Outstanding at beginning of year      47,854    $ 5.64       -        N/A
    Granted                              393,450    $11.17     47,854    $5.64
    Exercised                               -         N/A        -        N/A
    Forfeited                             26,108    $10.42       -        N/A
    Expired                                 -         N/A        -        N/A
    Outstanding at end of year           415,196    $10.58     47,854    $5.64
    Exercisable at end of year           415,196    $10.58       -        N/A
    Weighted-average fair value of
      options granted during the year     $1.84        -       $ 1.39      -


     The fair value of each stock option granted is estimated on the date of grant using the minimum value method of option pricing with the following weighted-average assumptions for grants in 1995 and 1996, respectively: dividend yield of zero percent for both years; risk-free interest rates are different for each grant and range from 5.77% to 6.19%; and the expected lives of 5 and 3.5 years, respectively, for the 1995 and 1996 options. In determining the "minimum value," SFAS 123 does not require the volatility of the Company's common stock underlying the options to be calculated or considered because the Company was not publicly-traded when the options were granted.

     The following table summarizes information about stock options outstanding at December 31, 1996:

                    Options Outstanding          Options Exercisable
             ---------------------------------  ---------------------
                Number     Weighted   Weighted    Number     Weighted
              Outstanding   Average   Average   Exercisable  Average
    Exercise  at December  Remaining  Exercise  at December  Exercise
     Prices     31, 1996     Life      Price      31, 1996    Price
   --------- ------------- ---------  -------- ------------- --------
    $ 5.64       44,306       7.85    $ 5.64       44,306    $ 5.64
     11.17      370,890       5.66     11.17      370,890     11.17
                -------       ----    ------      -------    ------

                415,196       5.90    $10.58      415,196    $10.58

     NET INCOME AND NET INCOME PER COMMON SHARE

     Had the compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS 123, the Company's net income and net income per common share for 1995 and 1996 would approximate the pro forma amounts below (in thousands):

                                         SFAS 123                    SFAS 123
                          As Reported    Pro Forma    As Reported    Pro Forma
                          December 31,  December 31,  December 31,  December 31,
                              1996          1996          1995          1995
                          ------------ ------------- ------------- -------------
    SFAS 123 charge            -             $711          -              $34
    Pro forma net income     $8,863        $8,422        $4,286        $4,265
    Pro forma net income
      per common share        $1.60         $1.52          $.87         $0.86


     The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and the Company anticipates making awards in the future under its stock-based compensation plans.

13.  SUBSEQUENT EVENTS:

     In February 1997, the Company acquired certain assets and liabilities of Consolidated Forest Products, L.L.C. for approximately $13,870,000. Consolidated Forest Products, L.L.C. is a privately held manufacturer of wood products based in Haleyville, Alabama.

     In February 1997, the Company acquired the common stock of Bowen Supply, Inc. for approximately $19,500,000. Bowen Supply, Inc. is a privately held distributor of building products to the manufactured housing and recreational vehicle industries based in Americus, Georgia.

     The Company will account for these transactions under the purchase method.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Stockholders and Board of Directors
Kevco, Inc.
Fort Worth, Texas


We have audited the accompanying consolidated balance sheets of Kevco, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Kevco, Inc. for the year ended December 31, 1994, were audited by other auditors, whose report, dated March 24, 1995, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kevco, Inc. as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ COOPERS & LYRBAND L.L.P.


Fort Worth, Texas
February 21, 1997