Form 10-K405, Exhibit 13
period 1997-12-31
KEVCO INC
filed 1998-03-17
CIK 1021706

                                                                   Exhibit 13.1

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

The selected consolidated financial data for the five years ended December 31, 1997 are derived from the Company's audited consolidated financial statements. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and notes thereto.

                                                                   YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------------------
                                                 1997(1)       1996        1995(2)      1994         1993
                                               ---------    ---------    ---------    ---------    ---------
Net sales                                      $ 394,206    $ 267,344    $ 182,519    $  99,279    $  80,257
Cost of sales                                    341,362      226,653      155,641       83,356       67,884
                                               ---------    ---------    ---------    ---------    ---------
     Gross profit                                 52,844       40,691       26,878       15,923       12,373
Commission income                                  5,914        5,497        2,610        1,066        1,274
                                               ---------    ---------    ---------    ---------    ---------
                                                  58,758       46,188       29,488       16,989       13,647
Selling, general and administrative expenses      43,149       29,723       20,889       11,941       10,550
                                               ---------    ---------    ---------    ---------    ---------
     Operating income                             15,609       16,465        8,599        5,048        3,097
Other income                                         -            -            -            800          -
Interest expense                                  (4,767)      (2,058)      (1,337)        (281)        (342)
                                               ---------    ---------    ---------    ---------    ---------
     Income before income taxes                   10,842       14,407        7,262        5,567        2,755
Income taxes                                       4,554        1,695           45           51          -
                                               ---------    ---------    ---------    ---------    ---------
     Net income                                $   6,288    $  12,712    $   7,217    $   5,516    $   2,755
                                               =========    =========    =========    =========    =========

Earnings per share - basic                     $    0.92
                                               =========
Earnings per share - diluted                   $    0.90
                                               =========
Weighted average shares outstanding - basic        6,815
                                               =========
Weighted average shares outstanding - diluted      6,959
                                               =========

Pro forma information (unaudited)(3)
  Historical income before income taxes                     $  14,407    $   7,262    $   5,567    $   2,755
  Income tax expense adjustments                                5,475        2,832        2,171        1,074
                                                            ---------    ---------    ---------    ---------
  Pro forma net income                                      $   8,932    $   4,430    $   3,396    $   1,681
                                                            =========    =========    =========    =========
  Pro forma earnings per share - basic                      $    1.64    $    1.01    $    0.77    $    0.38
                                                            =========    =========    =========    =========
  Pro forma earnings per share - diluted                    $    1.61    $    0.90    $    0.69    $    0.34
                                                            =========    =========    =========    =========
  Weighted average shares outstanding - basic                   5,430        4,394        4,394        4,394
                                                            =========    =========    =========    =========
  Weighted average shares outstanding - diluted                 5,531        4,946        4,946        4,946
                                                            =========    =========    =========    =========
                                                                          DECEMBER 31,
                                          --------------------------------------------------------------------
                                                 1997          1996        1995         1994         1993
                                               ---------    ---------    ---------    ---------    ---------
BALANCE SHEET DATA:
   Working capital                               $57,445      $24,526      $19,744       $5,078       $4,363
   Total assets                                  308,194       55,739       55,669       18,067       15,365
   Total debt                                    194,220        9,831       31,263        6,385        5,547
   Stockholders' equity                           40,647       34,193        9,556        6,094        3,850

(1) The Company acquired Shelter Components Corporation on December 1, 1997, Bowen Supply, Inc. on February 28, 1997 and Consolidated Forest Products, L.L.C. on February 27, 1997. The acquisitions were accounted for as purchases and accordingly, the operating results of the acquired companies have been included in the operating results of the Company since their respective acquisition dates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisitions."
(2) The Company acquired Service Supply on June 30, 1995. The acquisition was accounted for as a purchase and accordingly, the operating results of Service Supply have been included in the operating results of the Company since June 30, 1995. See "Management's Discussion and Analysis and Results of Operations - Acquisitions."
(3) Prior to the initial public offering, the Company had elected to be treated as an S corporation under the Internal Revenue Code. As an S corporation, the Company was not subject to federal and certain state income taxes. The pro forma data give effect to the income taxes that would have been recorded had the Company been taxed as a C corporation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations


GENERAL

From 1993 through 1996, the Company experienced significant growth in sales and earnings. This growth was the result of internal expansion, including the opening of new distribution centers, as well as the acquisition of distribution and manufacturing facilities from Service Supply Systems, Inc. ("Service Supply") in June 1995, for approximately $17.7 million in cash. Through the acquisition of Service Supply, the Company acquired five distribution and three manufacturing facilities, bringing the number of its distribution and manufacturing facilities to 21 and three, respectively at December 31, 1996. In 1997, Kevco continued its expansion strategy through the acquisitions of Consolidated Forest Products, L.L.C. ("Consolidated Forest") and Bowen Supply, Inc. ("Bowen") in February 1997 for an aggregate purchase price of $34.3 million, the acquisition of Shelter Components Corporation ("Shelter") in December 1997 for a purchase price of $144.8 million, the acquisition in December 1997 of inventory and certain distribution rights of certain building products distributed by Shepherd Products Company for a cash purchase price of $6.0 million with future payment obligations as disclosed herein and the opening of one new distribution facility and one new manufacturing facility. The expansion in 1997 increased the number of Kevco's distribution facilities and manufacturing facilities to 47 and 17, respectively, at December 31, 1997 from 21 and three, respectively, at December 31, 1996.

Management expects the consolidation of the operations of the companies acquired in 1997 to result in substantial cost savings to the combined company over time. The Company will seek to capitalize on the significant common geographic presence of Kevco, Shelter and Bowen and shared customer relationships to obtain distribution and sales cost reductions. In addition, the Company will seek to obtain greater utilization of its existing corporate administrative resources to reduce the combined overhead expense. The Company also intends to pursue opportunities to achieve greater benefits over time through the combination of multiple warehouse facilities in single, larger facilities in certain markets and the achievement of economies of scale in purchasing materials and supplies as a larger combined entity. There can be no assurance that the Company will be able to successfully implement such cost savings measures, that the cost savings discussed will be realized or that there will not be significant delays in achieving such cost savings.

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


ACQUISITIONS

In June 1995, the Company acquired Service Supply for a purchase price of approximately $17.7 million in cash. The fair value of assets acquired was approximately $32.4 million and the amount of liabilities assumed was approximately $14.7 million. The acquisition of Service Supply enabled Kevco to achieve its primary strategic objective at that time of becoming a national distributor of building products to the manufactured housing and recreational vehicle ("RV") industries and significantly enhanced the Company's competitive position. Through its acquisition of Service

Supply's wood products subsidiary, Sunbelt Wood Components, Inc. ("Sunbelt"), the Company became a wood products manufacturer for the manufactured housing industry in the southeastern and southwestern United States.

On February 27, 1997, the Company continued its expansion in the wood manufacturing industry through the acquisition of substantially all of the assets, and assumed certain liabilities, of Consolidated Forest (a manufacturer of wood products for the manufactured housing industry) in exchange for approximately $13.0 million in cash and promissory notes in the aggregate principal amount of approximately $0.7 million. On February 28, 1997, the Company consummated the acquisition of all of the outstanding stock of Bowen (a wholesale distributor of building products to the manufactured housing and RV industries) in exchange for approximately $18.0 million in cash and promissory notes in the aggregate principal amount of $1.5 million. The Bowen acquisition expanded the Company's product lines by adding new products in electronics, drapery and door hardware, industrial tape, adhesives and caulks. The Consolidated Forest and Bowen acquisitions were accounted for as purchases and, accordingly, the operating results of the acquired companies have been included in the operating results of the Company since their respective acquisition dates. The aggregate Consolidated Forest and Bowen acquisition cost in excess of the fair value of net assets acquired of approximately $24.2 million has been accounted for as goodwill.

Effective December 1, 1997, the Company acquired approximately 95.5% of the common stock of Shelter through a tender offer for a purchase price of $17.50 per share of common stock of Shelter; the Company acquired the remaining untendered shares through a subsequent merger for a like price. The Shelter acquisition was accounted for as a purchase and, accordingly, the operating results have been included in the operating results of the Company since December 1, 1997. As a result of the Shelter acquisition, approximately $81.6 million of goodwill was recorded by the Company, which reflects the acquisition costs in excess of the fair value of net assets acquired. On June 27, 1997, prior to the acquisition of Shelter by Kevco, Shelter acquired the net assets of Plastic Solutions, Inc., a manufacturer of injection molded plastic parts, for approximately $0.9 million in cash and $3.5 million in notes payable to the sellers.

On December 12, 1997, the Company consummated the acquisition of the inventory and certain distribution rights of certain building products distributed by the manufactured housing and recreational vehicle division of Shepherd Products Company for a cash purchase price of $6.0 million, with an additional $2.0 million payable over a five year period following the acquisition and an additional $2.0 million payable over a period of up to seven years upon the satisfaction of certain conditions.

The inclusion of Shelter, Bowen and Consolidated Forest contributed approximately $140.0 million in net sales for the year ended December 31, 1997. On a pro forma basis, giving effect to the acquisitions consummated in 1997 described above as if the acquisitions had occurred on January 1, 1997, net sales were approximately $862.0 million.

Through the acquisitions consummated in 1997, and primarily through the Shelter acquisition, Kevco believes it became the largest wholesale distributor of building products to the manufactured housing and recreational vehicle industries. Because of the acquisitions in 1997, the Company's historical results of operations and period-to-period comparisons of such results and certain financial data may not be meaningful or indicative of future results.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain Statements of Income data as a percentage of Kevco's net sales.

                                            Year ended December 31,
                                   ---------------------------------------
                                      1997          1996          1995
                                   -----------   -----------   -----------
Net sales                                100.0%        100.0%        100.0%
Cost of sales                             86.6          84.8          85.3
                                   -----------   -----------   -----------
     Gross profit                         13.4          15.2          14.7
Commission income                          1.5           2.1           1.4
                                   -----------   -----------   -----------
                                          14.9          17.3          16.1
Selling, general and
    administrative expenses               10.9          11.1          11.4
                                   -----------   -----------   -----------
     Operating income                      4.0           6.2           4.7
Interest expense                          (1.2)         (0.8)         (0.7)
                                   -----------   -----------   -----------
     Income before income taxes            2.8%          5.4%          4.0%
                                   ===========   ===========   ===========



COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1996

Net sales increased by $126.9 million, or 47.5%, to $394.2 million in 1997 from $267.3 million in 1996. The acquisitions of Shelter, Bowen and Consolidated Forest (the "1997 Acquisitions") contributed approximately $140.0 million in sales in 1997. Net sales, without the effect of the 1997 Acquisitions, decreased from $267.3 million to $254.2 million, or 4.9%. Management believes that such decrease is primarily attributable to the reported manufactured housing shipment decline of 2.8% for 1997 compared to 1996 (approximately 353,400 homes reported shipped in 1997 compared to approximately 363,400 homes reported shipped in 1996) as well as a decline in lumber prices in 1997 compared to 1996.

Gross profit increased by $12.1 million, or 29.7%, to $52.8 million in 1997 from $40.7 million in 1996 due primarily to the 1997 Acquisitions. Gross profit, as a percent of net sales, decreased to 13.4% in 1997 from 15.2% in 1996. The decrease in gross profit, as a percent of net sales, is a result of lower gross margins associated with the Consolidated Forest acquisition and lower margin dollars earned from wood products as a whole due to declining lumber prices throughout 1997 (such wood products represented approximately 20% of net sales in 1997). To a lesser extent, gross margins from non-lumber related business decreased primarily as a result of temporary price increases of a major product line.

Commission income increased by $0.4 million, or 7.2%, to $5.9 million in 1997 from $5.5 million in 1996. The increase was primarily attributable to Kevco's expansion in commission-based distribution arrangements in 1997.

Selling, general and administrative expenses increased by $13.4 million, or 45.1%, to $43.1 million in 1997 from $29.7 million in 1996. The increase is primarily due to increased sales volume related to the 1997 Acquisitions. Selling, general and administrative expenses, as a percent of net sales, decreased to 10.9% for 1997 from 11.1% for 1996. The decrease reflects Kevco's continued efforts in increasing efficiency.

Net income decreased by $2.6 million, or 29.2%, to $6.3 million in 1997 from $8.9 million in 1996 on a pro forma basis giving effect to the Company's conversion from an S corporation to a C corporation. The decrease in net income is primarily attributable to (i) lower gross margins as discussed above, (ii) increased interest expense in 1997 compared to 1996 principally due to borrowings related to the 1997 Acquisitions and (iii) an increase in the Company's effective tax rate to 42.0% in 1997 from 38.0% in 1996 resulting primarily from the non-deductible goodwill recorded in connection with the 1997 Acquisitions.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

Net sales increased by $84.8 million, or 46.5%, to $267.3 million in 1996 from $182.5 million in 1995. The increase in net sales was primarily attributable to the inclusion of a full year of sales from the Service Supply acquisition in 1996 compared to six months of sales from the Service Supply acquisition in 1995. However, net sales, on a combined basis as if the acquisition of Service Supply had occurred on January 1, 1995, increased from $241.8 million in 1995 to $267.3 million in 1996, an increase of 10.5%. The increase in net sales on such a combined basis primarily resulted from an increase in the volume and variety of products sold. Management believes the increase in the volume and variety of products sold was primarily the result of the establishment of national plumbing products accounts with several customers, sales of Kevco product lines to existing Service Supply customers (as well as sales of Service Supply product lines to existing Kevco customers) and improved customer demand. The increase in net sales, on such a combined basis, was in excess of the 6.9% increase in reported manufactured home shipments in 1996 compared to 1995 (approximately 363,400 homes reported shipped in 1996 compared to approximately 340,000 homes reported shipped in 1995). Sales to the manufactured housing industry represented approximately 90% of Kevco's net sales in 1996.

Gross profit increased by $13.8 million, or 51.3%, to $40.7 million in 1996 from $26.9 million in 1995. This increase in gross profit was primarily attributable to the inclusion of a full year of gross profit from the Service Supply acquisition in 1996 compared to six months gross profit from the Service Supply acquisition in 1995. Gross profit, on a combined basis as if the acquisition of Service Supply had occurred on January 1, 1995, increased from $34.0 million in 1995 to $40.6 million in 1996, an increase of 19.4%. This increase in gross profit on such a combined basis resulted primarily from an overall increase in the volume of net sales. Actual gross profit, as a percent of actual net sales, increased to 15.2% in 1996 from 14.7% in 1995. This increase was primarily the result of improving margins associated with Service Supply's sales. Gross profit as a percent of net sales, on a combined basis as if the Service Supply acquisition had occurred on January 1, 1995, increased from 14.1% in 1995 to 15.2% in 1996. Management believes that both the increase in actual gross profit, as a percent of net sales, and the increase in gross profit, as a percent of net sales, on a combined basis are a direct result of Kevco's ability to take advantage of purchasing opportunities following the acquisition of Service Supply.

Commission income increased by $2.9 million, or 111.5%, to $5.5 million in 1996 from $2.6 million in 1995. Although a portion of the increase resulted from the inclusion of a full year of commission income from the Service Supply acquisition in 1996 compared to six months of commission income from the Service Supply acquisition in 1995, the most significant factor in the increase was that Kevco entered into commission-based distribution arrangements with two manufacturers of component products.

Selling, general and administrative expenses increased by $8.8 million, or 42.1%, to $29.7 million in 1996 from $20.9 million in 1995. The increase was primarily related to the inclusion of a full year of selling, general and administrative expenses from the Service Supply acquisition in 1996 compared to six months of selling, general and administrative expenses in 1995 and, to a lesser extent, the increased expenses related to the overall net sales increase. Selling, general and administrative expenses, as a percent of net sales, decreased to 11.1% in 1996 from 11.4% in 1995, reflecting the reduction of redundant overhead and warehousing costs associated with Service Supply and, generally, Kevco's ability to increase sales without a proportionate increase in related operating expenses.

Net income increased by $7.1 million, or 97.3%, to $14.4 million in 1996 from $7.3 million in 1995. The increase was primarily a result of the inclusion of a full year of gross profit from the Service Supply acquisition in 1996 compared to six months of gross profit from the Service Supply acquisition in 1995, and the remainder of the increase was attributable to the increase in net sales without a proportionate increase in operating expenses. The increase in net income was net of additional interest expense incurred of $0.5 million in 1996 related to the term loan associated with the acquisition of Service Supply, outstanding for a full year period compared to six months in 1995.

LIQUIDITY AND CAPITAL RESOURCES

The Company's growth has been financed through cash flow from operations, borrowings under its bank credit facilities, proceeds from the November 1996 initial public offering, proceeds from the issuance of $105 million of 10 3/8% senior subordinated notes due 2007 and the expansion of trade credit. Net cash provided by operating activities (which does not include cash flow from acquisitions prior to the acquisition dates) was $16.4 million, $12.2 million and $8.4 million in 1997, 1996 and 1995, respectively. Kevco is obliged to make payments on various capital leases in varying amounts, maturing through 2007 as well as payments under various noncompete and consulting agreements, related to recent acquisitions, in varying amounts, maturing through 2002. See Notes 2, 4 and 6 to the consolidated financial statements.

In connection with the Service Supply acquisition at June 30, 1995, the Company entered into a term loan and revolving credit facility with a bank in the aggregate amount of $35.0 million; the term loan comprising $15.0 million. The purchase price of Service Supply was approximately $17.7 million, of which $15.0 million was paid with proceeds from such term loan and the remaining $2.7 million was paid with a combination of cash on hand and proceeds from the revolving credit facility. The fair value of assets acquired was $32.4 million and liabilities assumed were $14.7 million. Of the $14.7 million of liabilities assumed, $8.1 million was paid with funds borrowed under the Company's revolving credit facility. In November 1996, the Company completed an initial public offering of 2,415,000 shares of the Company's common stock (including an over-allotment option of 315,000 shares exercised in December 1996) for $12.00 per share, netting proceeds to the Company after underwriting discounts and expenses of approximately $26.0 million. A portion of the net proceeds of the public offering was used to permanently repay the then outstanding balance of the term loan and the remainder to pay all of the then outstanding balance of the revolving credit facility.

In connection with the acquisitions of Consolidated Forest and Bowen, the Company amended its credit agreement to allow for a term loan of $30.0 million and to increase the revolving credit facility to $35.0 million from $20.0 million. The aggregate cash purchase price of these acquisitions was approximately $33.4 million, and the assumed debt of approximately $8.4 million was immediately paid with proceeds from the term loan.

In December 1997, the Company acquired Shelter for an aggregate purchase price of approximately $144.8 million. In connection with the acquisition of Shelter, the Company entered into a second amended and restated credit facility, which increased the aggregate borrowings available under the credit facility to $125.0 million consisting of an $80.0 million term loan facility and a $45.0 million revolving credit facility. The revolving credit facility and a portion of the term loan matures in 2003 with the remaining term loan maturing in 2004. See
Note 6 to the consolidated financial statements.

Borrowings under the term loan and revolving credit facility require monthly, bi-monthly or quarterly interest payments (depending on whether interest accrues based on prime rate or LIBOR) calculated as a blend of the bank's prime rate and LIBOR based on pricing options selected by the Company plus a margin determined by operating statistics of the Company. The term loan and revolving credit facility are collateralized by substantially all of the assets of the Company and its subsidiaries as well as the capital stock of such subsidiaries. The related credit agreement contains certain restrictions and conditions that include cash flow and various financial ratio requirements, and limitations on incurrence of debt or liens, acquisitions of property and equipment, distributions to stockholders and certain events constituting a Change of Control (as defined in the credit agreement).

In addition to the funds available under the amended credit facility, the Company issued $105.0 million of 10 3/8% senior subordinated notes due 2007 under the indenture dated as of December 1, 1997, as supplemented, (the "Indenture") to complete the acquisition of the outstanding shares of Shelter. The Indenture contains certain covenants that include, but are not limited to, restrictions or limitations on the following: the incurrence of additional debt or liens, the payment of dividends by the Company, the payment of dividends by restricted subsidiaries to the Company, the sale of certain assets, the ability to consolidate with or merge into another person, the entering into certain transactions with affiliates and the engagement in certain lines of business.

On December 12, 1997, the Company acquired the inventory and certain distribution rights of certain building products distributed by the manufactured housing and recreational vehicle division of Shepherd Products Company for a cash purchase price of $6.0 million funded through borrowings under the credit facility.

Prior to the effective date of the initial public offering, the Company had elected to be treated as an S corporation. As a result, the Company has made distributions to its shareholders, including amounts equal to at least their federal and state income tax liabilities attributable to the Company's earnings. Distributions have generally been made on a quarterly basis as needed to satisfy such tax liabilities, except as discussed in the paragraph below. The Company made aggregate cash distributions to its shareholders of approximately $14.4 million and $4.7 million in 1996 and 1995, respectively. Concurrent with the consummation of the initial public offering, the Company converted to a C corporation and is subject to federal and certain state income taxes. The Indenture and credit agreement generally prohibit the payment of dividends by the Company on its common stock. The Company does not anticipate paying cash dividends on its common stock in the foreseeable future and intends to retain its earnings to support operations and finance expansion.

Immediately prior to the consummation of the Company's initial public offering, the Company declared and made an S corporation distribution of approximately $3.7 million, representing previously taxed but undistributed earnings through June 30, 1996. On December 31, 1996, the Company repaid notes in the approximate aggregate amount of $5.2 million that were issued immediately prior to the consummation of the initial public offering, which notes were the final S corporation distribution and represented earnings from July 1, 1996 to the consummation of the initial public offering.

The Company intends to increase the number of its manufacturing, and to a lesser extent, distribution facilities, primarily through acquisitions to the extent permitted by its credit facilities and the Indenture. Management believes there are currently a number of acquisition opportunities in the manufactured housing and RV industries, and from time to time additional opportunities will arise. Possible acquisitions will vary in size and the Company will consider larger acquisitions that could be material to the Company. In order to finance any such possible acquisitions, the Company may use cash flow from operations, may attempt to borrow additional amounts under its credit agreement, may seek to obtain additional debt or equity financing or may use its equity securities as consideration. The availability and attractiveness of any outside sources of financing will depend on a number of factors, some of which will relate to the financial condition and performance of the Company, and some of which will be beyond the Company's control, such as prevailing interest rates and general economic conditions. The Company's existing credit agreement limits acquisitions to an aggregate of $25 million during any previous four quarters of operations. There can be no assurance that the Company will be able to acquire any manufacturing or distribution facilities, or that any such facilities acquired will be or become profitable.

Management believes that cash flow from operations, plus, if necessary, additional borrowings under the credit facility, will be sufficient to meet its capital and operating needs and debt service requirements. However, in order to provide any additional funds necessary for the continued growth strategies, the Company may incur, from time to time, additional short- and long-term indebtedness and may issue, in public or private transactions, its equity and debt securities, the availability and terms of which will depend upon market and other conditions. There can be no assurance that such additional financing will be available or, if available, will be on terms acceptable to the Company.

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

For the year ended December 31, 1997, days sales in average receivables was approximately 22 days, days sales in average inventory was approximately 37 days and days sales in average payables was approximately 22 days.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report which are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, the impact of competitors' pricing, product quality and related features; the cyclical nature and seasonality of the manufactured housing and RV markets; the dependence of the Company on its principal customers and key suppliers; and other risks detailed in the Company's Securities and Exchange Commission filings.

QUARTERLY RESULTS

The following table represents certain unaudited financial information for the quarters indicated restated for the effect of the change in method of accounting for inventories in the second quarter of 1997.

                                                   First     Second     Third      Fourth
                                                  Quarter    Quarter    Quarter    Quarter
                                                 ---------  ---------  ---------  ---------
                                                   (in thousand, except per share data)
Year ended December 31, 1997 (1)
     Net sales                                   $ 72,099   $101,305   $ 98,553   $122,249
     Operating income                               3,721      5,402      3,371      3,115
     Income before income taxes                     3,193      4,434      2,513        702
     Net income                                     1,916      2,661      1,507        204
     Earnings per share - basic                      0.28       0.39       0.22       0.03
     Earnings per share - diluted                    0.27       0.38       0.22       0.03

Year ended December 31, 1996 (2)
     Net sales                                   $ 64,234   $ 71,364   $ 69,449   $ 62,297
     Operating income                               3,552      4,521      4,434      3,958
     Income before income taxes                     3,005      4,010      3,867      3,525
     Pro forma net income (3)                       1,863      2,486      2,397      2,186
     Pro forma earnings per share - basic (4)        0.42       0.57       0.55       0.36
     Pro form earnings per share - diluted (4)       0.39       0.52       0.50       0.35

(1) The Company acquired Shelter Components Corporation on December 1, 1997, Bowen Supply, Inc. on February 28, 1997 and Consolidated Forest Products, L.L.C. on February 27, 1997. The acquisitions were accounted for as purchases and accordingly, the operating results of the acquired companies have been included in the operating results of the Company since their respective acquisition dates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisitions."
(2) The Company acquired Service Supply on June 30, 1995. The acquisition was accounted for as a purchase and accordingly, the operating results of Service Supply have been included in the operating results of the Company since June 30, 1995. See "Management's Discussion and Analysis and Results of Operations - Acquisitions."
(3) Prior to the initial public offering, the Company had elected to be treated as an S corporation under the Internal Revenue Code. As an S corporation, the Company was not subject to federal and certain state income taxes. The pro forma data give effect to the income taxes that would have been recorded had the Company been taxed as a C corporation.
(4) Reflects the assumed issuance of shares of Common Stock at the initial public offering price of $12.00 per share, less underwriting discount, to generate sufficient funds to pay an S corporation distribution in an amount equal to undistributed earnings previously taxed at the stockholder level.

                                   KEVCO, INC.
                           Consolidated Balance Sheets
                      (in thousands, except per share data)


                                                                    December 31,
                                                                 1997       1996
                                                               --------   --------
                               ASSETS
Current assets:
  Cash and cash equivalents                                    $    271   $  2,078
  Trade accounts receivable, less allowance for
     doubtful accounts of $641 and $100 in
     1997 and 1996, respectively                                 41,006      9,458
  Inventories, less reserve for obsolete inventory of $2,692
     and $544 in 1997 and 1996, respectively                     83,540     23,722
  Assets held for sale                                            3,032        -
  Other current assets                                            4,981        338
                                                               --------   --------
     Total current assets                                       132,830     35,596
Property and equipment, net                                      42,442     10,208
Intangible assets, net                                          120,190      8,856
Deferred tax asset                                                4,339        -
Other assets                                                      8,393      1,079
                                                               --------   --------
     Total assets                                              $308,194   $ 55,739
                                                               ========   ========

                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                            $  2,932   $    367
  Trade accounts payable                                         47,007      6,666
  Accrued liabilities                                            24,496      3,107
  Other current liabilities                                         950        930
                                                               --------   --------
     Total current liabilities                                   75,385     11,070
Long-term debt, less current portion                            191,288      9,464
Deferred income taxes                                               -          629
Deferred compensation obligation                                    874        383
                                                               --------   --------
     Total liabilities                                          267,547     21,546
                                                               --------   --------

Commitments and contingencies (Note 8)

Stockholders' equity:
  Common stock,  $.01 par  value; 100,000
     shares  authorized; 6,828  and 6,809
     shares issued and outstanding in
     1997 and 1996, respectively                                     68         68
  Additional paid-in capital                                     33,020     32,854
  Retained earnings                                               7,559      1,271
                                                               --------   --------
     Total stockholders' equity                                  40,647     34,193
                                                               --------   --------
     Total liabilities and stockholders' equity                $308,194   $ 55,739
                                                               ========   ========

         The accompanying notes are an integral part of the consolidated financial statements.

                                   KEVCO, INC.
                        Consolidated Statements of Income
                      (in thousands, except per share data)

                                                  Year ended December 31,
                                               ------------------------------
                                                 1997       1996       1995
                                               --------   --------   --------
Net sales                                      $394,206   $267,344   $182,519
Cost of sales                                   341,362    226,653    155,641
                                               --------   --------   --------
     Gross profit                                52,844     40,691     26,878

Commission income                                 5,914      5,497      2,610
                                               --------   --------   --------
                                                 58,758     46,188     29,488
Selling, general and administrative expenses     43,149     29,723     20,889
                                               --------   --------   --------
     Operating income                            15,609     16,465      8,599

Interest expense                                  4,767      2,058      1,337
                                               --------   --------   --------
     Income before income taxes                  10,842     14,407      7,262

Income taxes                                      4,554      1,695         45
                                               --------   --------   --------
     Net income                                $  6,288   $ 12,712   $  7,217
                                               ========   ========   ========

Earnings per share - basic                     $   0.92
                                               ========
Earnings per share - diluted                   $   0.90
                                               ========
Weighted average shares outstanding - basic       6,815
                                               ========
Weighted average shares outstanding - diluted     6,959
                                               ========

Pro forma information (unaudited)
  Historical income before income taxes                   $ 14,407   $  7,262

  Income tax expense adjustments                             5,475      2,832
                                                          --------   --------
  Pro forma net income                                    $  8,932   $  4,430
                                                          ========   ========
  Pro forma earnings per share - basic                    $   1.64   $   1.01
                                                          ========   ========
  Pro forma earnings per share - diluted                  $   1.61   $   0.90
                                                          ========   ========
  Weighted average shares outstanding - basic                5,430      4,395
                                                          ========   ========
  Weighted average shares outstanding - diluted              5,531      4,946
                                                          ========   ========

         The accompanying notes are an integral part of the consolidated financial statements.

                                   KEVCO, INC.
                 Consolidated Statements of Stockholders' Equity
                                 (in thousands)

                                       Common Stock           Treasury Stock       Additional
                                    --------------------    ------------------      Paid-in     Loan to     Retained
                                     Shares      Amount      Shares     Amount      Capital    Stockholder  Earnings     Total
                                    --------    --------    --------   ---------    --------   -----------  ---------   --------
Balance at December 31, 1994           4,700    $     47         306    ($   748)   $  2,837    ($ 4,187)   $  8,145    $  6,094
    Net income                           -           -           -           -           -           -         7,217       7,217
    Distribution to stockholders         -           -           -           -           -           -        (4,702)     (4,702)
    Collections from stockholder         -           -           -           -           -           750         -           750
    Contributed capital                  -           -           -           -           197         -           -           197
                                    --------    --------    --------    --------    --------    --------    --------    --------

Balance at December 31, 1995           4,700          47         306        (748)      3,034      (3,437)     10,660       9,556
    Net income                           -           -           -           -           -           -        12,712      12,712
    Distribution to stockholders         -           -           -           -           -           -       (14,407)    (14,407)
    Collections from stockholder         -           -           -           -           -           375         -           375
    Distribution of loan to
      stockholders                       -           -           -           -           -         3,062      (3,062)        -
    Contributed capital                  -           -           -           -            86         -           -            86
    Retirement of treasury stock        (306)         (3)       (306)        748        (745)        -           -           -
    Contribution of S corporation
      retained earnings with
      changes to C corporation
      status                             -           -           -           -         4,632         -        (4,632)        -
    Issuance of stock                  2,415          24         -           -        25,847         -           -        25,871
                                    --------    --------    --------    --------    --------    --------    --------    --------

Balance at December 31, 1996           6,809          68         -           -        32,854         -         1,271      34,193
    Net income                           -           -           -           -           -           -         6,288       6,288
    Stock options exercised               15         -           -           -           166         -           -           166
    Issuance of stock                      4         -           -           -           -           -           -           -
                                    --------    --------    --------    --------    --------    --------    --------    --------

Balance at December 31, 1997           6,828    $     68         -       $   -      $ 33,020     $   -      $  7,559    $ 40,647
                                    ========    ========    ========    ========    ========    ========    ========    ========


The accompanying notes are an integral part of the consolidated financial statements.

                                   KEVCO, INC.
                      Consolidated Statements of Cash Flows
                                 (in thousands)

                                                                    Year ended December 31,
                                                           ----------------------------------------
                                                               1997          1996          1995
                                                           ------------  ------------  ------------
Cash flows from operating activities:
    Net income                                               $   6,288    $  12,712    $   7,217
    Adjustments to reconcile net income to net
       cash provided by operating activities:
        Depreciation and amortization                            3,315        1,792        1,041
        Gain on sale of assets                                      (9)         (10)         (16)
        Deferred compensation obligation                            60           22           28
        Deferred income taxes                                      452          797          -
    Changes in assets and liabilities, net of effects from
        acquisitions
        Trade receivables, net                                   8,998        5,311       (2,014)
        Inventories, net                                        (7,464)      (4,521)      (1,363)
        Prepaid expenses and other                                (629)           5           71
        Trade accounts payable                                   9,635       (4,592)       3,650
        Accrued liabilities                                     (2,023)        (124)        (166)
        Income taxes payable                                    (2,252)         762          -
                                                             ---------    ---------    ---------
           Net cash provided by operating activities            16,371       12,154        8,448
                                                             ---------    ---------    ---------
Cash flows from investing activities:
    Acquisitions of businesses, net of cash acquired          (161,000)         -        (17,449)
    Purchase of equipment                                       (3,577)      (1,586)      (2,844)
    Proceeds from sale of assets                                   832           21          594
    (Increase) decrease in other assets                         (6,605)          19         (733)
                                                             ---------    ---------    ---------
        Net cash used by investing activities                 (170,350)      (1,546)     (20,432)
Cash flows from financing activities:
    Net proceeds from initial public offering                      -         25,871          -
    Proceeds (payments) on line of credit, net                   2,675       (6,500)      (4,587)
    Payments of long-term debt                                  (1,062)     (14,932)      (1,900)
    Proceeds from long-term debt                               175,000          -         30,700
    Payment of acquired debt                                   (24,592)         -         (8,124)
    Exercise of stock options                                      151          -            -
    Distributions paid                                             -        (14,407)      (4,702)
    Capital contributions                                          -             86          197
    Collections on loan to stockholder                             -            375          750
                                                             ---------    ---------    ---------
        Net cash provided (used) by financing activities       152,172       (9,507)      12,334
                                                             ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents            (1,807)       1,101          350
Beginning cash and cash equivalents                              2,078          977          627
                                                             ---------    ---------    ---------
Ending cash and cash equivalents                             $     271    $   2,078    $     977
                                                             =========    =========    =========
SUPPLEMENTAL DATA:
    Cash paid for interest                                   $   2,727    $   2,162    $   1,471
    Cash paid for income taxes                               $   6,262    $     456    $      45

NONCASH INVESTING AND FINANCING ACTIVITIES:
    Distribution of loan to stockholder                      $     -      $   3,062    $     -
    Noncompete obligations                                   $     492    $     -      $     544
    Acquisitions:
        Fair value of assets acquired                        $ 255,600    $     -      $  32,400
        Cash paid                                              168,700          -         17,700
                                                             ---------    ---------    ---------
           Liabilities assumed                               $  86,900    $     -      $  14,700
                                                             =========    =========    =========

         The accompanying notes are an integral part of the consolidated financial statements.

                                  KEVCO, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF OPERATIONS

     Kevco, Inc. manufactures and distributes products and materials primarily for use by the manufactured housing and recreational vehicle industries.

     BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Kevco, Inc. and its wholly-owned subsidiaries (the "Company"). All significant intercompany transactions and accounts have been eliminated. All of the Company's subsidiaries have guaranteed the 10 3/8% senior subordinated notes (see Note 6) on a full, unconditional and joint and several basis. As a result, separate financial statements of the subsidiaries are not included.

     CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, deposits with banks and all highly liquid investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value as of December 31, 1997 and 1996.

     INVENTORIES

     Inventories are stated at the lower of cost or market. Inventories purchased for resale and manufactured inventories are valued using the first-in, first-out (FIFO) method. The carrying value of inventories approximates fair value as of December 31, 1997 and 1996.

     PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost less accumulated depreciation. Additions to and major improvements of property and equipment are capitalized. Maintenance and repair costs are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the operations for the period. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The carrying value of property and equipment approximates fair value as of December 31, 1997 and 1996.

     ASSETS HELD FOR SALE

     Assets held for sale consist of certain net assets to be sold as part of the acquisition of Shelter Components Corporation.


     INTANGIBLE ASSETS

     Intangible assets are comprised of noncompete agreements and goodwill. Noncompete agreements are amortized on a straight-line basis over the terms of the related agreements. The excess of acquisition cost of acquired businesses over the fair value of net assets acquired ("goodwill") is amortized, using the straight-line method, over 40 years. The Company reviews goodwill to assess recoverability periodically. At each balance sheet date, management assesses whether there has been a permanent impairment in the value of goodwill by considering factors such as expected future operating income, current operating results, and other economic factors. Management believes no impairment has occurred.

     LOAN ORIGINATION COSTS

     Loan origination costs, included in other assets, associated with the acquisition of the Company's senior credit facility and senior subordinated notes have been capitalized and are being amortized over the term of the related debt.

     DEFERRED COMPENSATION OBLIGATION

     The Company has entered into deferred compensation agreements with certain employees, whereby payments will be made upon death or retirement for a ten year period and such liability has been recorded at the present value of the anticipated future payments.

                                  KEVCO, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


     REVENUE RECOGNITION

     Revenue from product sales is recognized at the time of shipment or the time of receipt in the case of direct shipments from vendors to customers. Commissions are recognized as earned.

     INCOME TAXES

     Income taxes are provided based on earnings reported for tax return purposes in addition to a provision for deferred income taxes in accordance with FAS No. 109, "Accounting for Income Taxes." The provision for income taxes includes deferred taxes determined by the change in the deferred tax liability or asset which is computed based on the differences between the financial statement and income tax bases of assets and liabilities, all of which are measured by applying enacted tax laws and rates. Deferred tax expense is the result of changes in the deferred tax liability or asset, adjusted for the effect of any acquisitions.

     INTEREST RATE HEDGE

     The Company entered into an interest rate hedge agreement in conjunction with its primary credit facility to alter interest rate exposure on both the revolver and the term debt. Amounts expected to be paid or received on the interest rate hedge are recognized as adjustments to interest expense over the term of the agreement. Any gain or loss from the termination of this hedge agreement will be recognized at that time.


     CONCENTRATION OF CREDIT RISK

     The Company's sales are primarily to the manufactured housing and recreational vehicle industries across a wide geographical area and generally require no advance payment from customers. The Company had sales to two customers representing approximately 14% each of net sales in 1997 and 16% and 14% in 1996.

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

     EARNINGS PER SHARE

     Earnings per share is calculated as required by the Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("FAS 128"), which is effective for financial statements issued for periods ending after December 15, 1997. This standard requires dual presentation of basic and diluted earnings per share and a reconciliation between the two amounts. Basic earnings per share excludes dilution, and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. The Company has implemented FAS 128 and prior period earnings per share have been restated to comply with the standard.

                                  KEVCO, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


     The reconciliation between basic and diluted weighted average shares outstanding, follows:

                                              1997    1996    1995
                                              -----   -----   -----
                                                 (in thousands)
          Weighted average shares - basic     6,815   5,430   4,395
          Plus shares applicable to stock
            option plans                        144     101      49
          Plus shares necessary to fund
            S corp distribution                 -       -       502
                                              -----   -----   -----
          Weighted average shares - diluted   6,959   5,531   4,946
                                              =====   =====   =====


     Historical earnings per share for 1996 and 1995 is not presented because it is not indicative of the ongoing entity. Pro forma earnings per share has been computed by dividing pro forma net income by the weighted average number of shares of common stock outstanding during the period. Pro forma earnings per share data have been presented to reflect the effect of the assumed issuance of that number of shares of common stock that would generate sufficient cash to pay an S corporation distribution in an amount equal to previously taxed but undistributed earnings at December 31, 1996 and 1995.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129 "Disclosure of Information about Capital Structure" ("FAS 129"). FAS 129 is effective for periods ending after December 15, 1997. The Company is in compliance with footnote disclosures concerning securities which are required by the statement.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for reporting comprehensive income and its components in a full set of financial statements. The new standard requires that all items that are to be recognized under accounting standards as components of comprehensive income, including an amount representing total comprehensive income, be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 130 is effective for fiscal years beginning after December 15, 1997 and has no impact on the financial condition or results of operations of the Company, but may require changes to the Company's disclosure requirements.


     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 establishes reporting standards for a company's operating segments in annual financial statements and the reporting of selected information about operating segments in interim financial reports. The new pronouncement also establishes standards for related disclosures about products and services, geographic areas and major customers. The statement is effective for financial statements for periods beginning after December 15, 1997. The statement has no impact on the financial condition or results of operations of the Company, but may require changes in the Company's disclosure requirements.



2.   ACQUISITIONS

     During the year ended December 31, 1997, Kevco acquired Shelter Components Corporation on December 1, 1997 (the "Shelter Acquisition"), the inventory and certain distribution rights from Shepherd Products Company on December 12, 1997 (the "Shepherd Acquisition"), Bowen Supply, Inc. on February 28, 1997 (the "Bowen Acquisition") and Consolidated Forest Products, L.L.C. on February 27, 1997 (the "Consolidated Forest Acquisition") for total purchase prices approximating $144.8 million, $8.0 million, $20.2 million and $14.1 million, respectively. The acquisitions were made utilizing borrowings under the Company's amended and restated credit facility and, in the case of the Shelter Acquisition, net proceeds from the issuance of $105 million of 10 3/8% senior subordinated notes due 2007. Each of the acquisitions was accounted for as a purchase and the results of operations of the acquired companies were included in the consolidated results of operations of the Company from their respective acquisition dates. As a result of the acquisitions, approximately $105.8 million of goodwill was recorded by the Company, which reflects the adjustments necessary to allocate the individual

                                  KEVCO, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     purchase prices to the fair value of assets acquired, liabilities assumed and additional purchase liabilities recorded. Additional purchase liabilities included approximately $1.2 million for severance and related costs associated primarily with the elimination of certain administrative and corporate positions recorded in connection with the Shelter Acquisition in December, the balance of which is outstanding at December 31, 1997. The Company expects to complete its termination of employees during 1998.

     The following unaudited pro forma data summarize the results of operations for the periods indicated as if these acquisitions had been completed at the beginning of each period presented. The pro forma data give effect to actual operating results prior to the acquisition and adjustments to interest expense, goodwill amortization and income taxes. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions had occurred at the beginning of each period presented or that may be obtained in the future.

                                                   Year ended December 31,
                                                   1997               1996
                                                   ----               -----
                                             (in thousands, except per share data)
         Net sales                                $858,023           $854,960
         Net income                               $  6,948           $ 11,053
         Earnings per share - basic               $   1.02           $   2.03
         Earnings per share - diluted             $   1.00           $   2.00


     The Company purchased all of the capital stock of Service Supply Systems, Inc. ("Service Supply") on June 30, 1995 for approximately $17.7 million and at that date merged Service Supply with and into the Company. The acquisition was accounted for as a purchase and, accordingly, the operating results of Service Supply have been included in the operating results of the Company since June 30, 1995. The acquisition cost in excess of the fair value of net assets of Service Supply of $7.1 million has been accounted for as goodwill.


3.   INVENTORIES

     Inventories are comprised of the following:

                                       December 31,
                                   -------------------
                                     1997       1996
                                   --------   --------
                                      (in thousands)
         Raw materials              $17,006   $ 4,385
         Work-in process              1,317       332
         Finished goods               3,760     1,324
         Goods held for resale       61,457    17,681
                                    -------   -------
                                    $83,540   $23,722
                                    =======   =======


     During the second quarter of 1997, the Company adopted the FIFO method to value inventories for which the LIFO method had previously been utilized for determining cost. The FIFO method will better measure the current value of such inventories, provide a more appropriate matching of revenues and expenses, and conform all inventories of the Company to the same accounting method. Additionally, the change will enhance the comparability of the Company's financial statements by changing to the predominant method utilized in its industry.

     As required by generally accepted accounting principles, the Company applied this change retroactively, which resulted in a decrease in net income of approximately $276,000 for the year ended December 31, 1996 and an increase in net income of approximately $236,000 for the year ended December 31, 1995. The cumulative effect of this restatement on retained earnings at January 1, 1995 was an increase of $592,000. Pro forma net income (see Note 1) increased approximately $69,000 and $144,000 for the years ended December 31, 1996 and 1995, respectively and pro forma earnings per share increased by $0.01 and $0.03 for the years ended December 31, 1996 and 1995, respectively, as a result of applying the change retroactively.

                                  KEVCO, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

4.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                    Estimated
                                                 December 31,        useful
                                                 1997    1996         lives
                                                ------  -------   -------------
                                                (in thousands)      (in years)
         Land                                   $2,631     $242
         Buildings                              23,736    5,195     31 to 40
         Machinery and equipment                13,711    4,267      5 to 15
         Furniture and fixtures                  3,285    1,914      3 to 10
         Transportation equipment                5,354    3,277      3 to 10
         Leasehold improvements                    682      564      7 to 15
                                               -------  -------
                                                49,399   15,459
         Less accumulated depreciation          (6,957)  (5,251)
                                               -------  -------
               Property and equipment, net     $42,442  $10,208
                                               =======  =======


     Property and equipment under capital leases consists of buildings of $2,761,000 and $2,231,000 for the years ended December 31, 1997 and 1996, respectively and machinery and equipment of $70,000 and furniture and fixtures of $570,000 for the years ended December 31, 1997 and 1996. Accumulated depreciation was $2,166,000 and $1,982,000 for the years ended December 31, 1997 and 1996, respectively.

5.  INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                              December 31,
                                           1997         1996
                                         ---------    ---------
                                             (in thousands)
         Goodwill                         $121,151      $9,113
         Noncompete agreements               1,036         544
                                          --------      ------
                                           122,187       9,657
         Less accumulated amortization      (1,997)       (801)
                                          --------      ------
             Intangible assets, net       $120,190      $8,856
                                          ========      ======

6.  LONG-TERM DEBT

     Long-term debt consists or the following (in thousands):

                                                                                        December 31,
                                                                                  -----------------------
                                                                                    1997          1996
                                                                                  ----------    ---------
10 3/8% senior subordinated notes due 2007;
     interest payable semi-annually                                                $ 105,000        $ -
Term loan facility payable to a bank, due 2003 to 2004, with interest payable  monthly at the bank's  prime rate or LIBOR  rates based on pricing options  elected  by the  Company  plus a margin  determined  by  operating
     statistics of the Company (8.42% at December 31, 1997)                           70,000          -
Revolving credit facility payable to a bank, due 2003, interest payable  monthly at the bank's  prime rate or LIBOR  rates based on pricing options  elected  by the  Company  plus a margin  determined  by  operating statistics  of the Company  (8.50% and 8.25% at December 31, 1997 and 1996,
     respectively),  $33,366 net of an outstanding letter of credit of $959, was
     available under the credit facility at December 31, 1997                         10,675        8,000
Unsecured notes payable, payable in quarterly or monthly
     installments, with interest from 7.0% to 10.0%, due from 1998 to 2006             6,095          -
Capital lease obligations, collateralized by equipment,
     maturing through 2007, with interest rates from 7.66% to 26.8%                    1,792        1,548
Obligations payable under noncompete and consulting agreements, maturing through 2002 with payments of approximately $3,000
     per month, with interest from 7.00% to 8.50%                                        658          283
                                                                                   ---------    ---------
                                                                                     194,220        9,831
Less current portion                                                                  (2,932)        (367)
                                                                                   ---------    ---------
                                                                                   $ 191,288    $   9,464
                                                                                   =========    =========

                                  KEVCO, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     In February 1997, the Company and its lender amended and restated the credit agreement in order to fund the Consolidated Forest and Bowen acquisitions discussed in Note 2. The term debt was increased to $30.0 million and the revolving credit facility increased to $35.0 million, each maturing in 2001.

     In December 1997, Kevco and its lender entered into the second amended and restated credit agreement at closing of the Shelter Acquisition to allow for aggregate senior borrowings of up to $125 million comprised of a revolving credit facility of $45 million and a term loan facility of $80 million. The revolving credit facility and $40 million of the term loan facility mature in 2003 with the remaining term loan facility maturing in 2004. The term loan and revolving credit facility are collateralized by substantially all of the assets of the Company and its subsidiaries as well as the capital stock of such subsidiaries.


     In addition to funds available under the credit agreement, the Company issued $105 million of 10 3/8% senior subordinated notes due 2007 (the "Notes") under the indenture dated as of December 1, 1997, as supplemented, (the "Indenture"), to complete the acquisition of Shelter. Interest is payable on June 1 and December 1 of each year commencing June 1, 1998. The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after December 1, 2002, at the redemption prices set forth in the Indenture. In addition, at any time on or before December 1, 2000, the Company may redeem up to 35% of the original aggregate principal amount of the Notes with the net proceeds of a public equity offering at a redemption price equal to 110.375% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of redemption.

     The credit agreement and Indenture contain certain restrictions and conditions that include cash flow and various financial ratio requirements, and limitations on incurrence of debt or liens, acquisitions of property and equipment, distributions to stockholders and certain events constituting a Change of Control (as defined in the agreements).

     The following are scheduled maturities of debt (in thousands):


                            Year Ending
                           December 31,
                         ------------------
                               1998               $  2,932
                               1999                  7,195
                               2000                  9,220
                               2001                  8,983
                               2002                 10,757
                            Thereafter             155,133
                                                  --------
                                                  $194,220
                                                  ========



     In addition, in order to reduce interest rate risk on the credit facility, the Company has entered into an interest rate hedge agreement in the notional amount of $30.0 million, whereby the Company will receive interest payments should LIBOR increase above 7.0% and, conversely, will make interest payments should LIBOR decrease below 5.41%, the effect of which limits the Company's interest expense within the range of 5.41% to 7.0% LIBOR on $30.0 million of debt. Management intends to hold the interest rate hedge until maturity on January 2, 2001. The Company has incurred no gain or loss related to this interest rate hedge for the year ended December 31, 1997. The fair value of the interest rate hedge agreement is not considered to be material.

     The fair value of long-term debt was $194.8 and $10.6 million as of December 31, 1997 and 1996, respectively. The fair value of the Company's long-term debt was calculated by discounting future cash flows using an estimated fair market value interest rate.

7.  INCOME TAXES

     Prior to November 6, 1996, the Company was treated for federal and state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code. As a result, the Company's earnings for such period were taxed at the stockholder level. Effective November 6, 1996, the Company terminated its S corporation status and restructured the organization to create a holding company with operating company subsidiaries. From November 6, 1996, the Company's earnings have been taxed as a C corporation and provisions for income taxes have been reflected in the consolidated financial statements. The Company recorded a nonrecurring net deferred tax provision of approximately

                                  KEVCO, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     $353,000 associated with the recognition of a related deferred tax liability due to the termination of the Company's S corporation status.

     The provision for income taxes for the years ended December 31, 1997, 1996 and 1995 consists of the following (in thousands):

                              1997    1996    1995
                             ------  ------  ------
     Federal:
           Current           $3,489    $559     $ -
           Deferred             512     692       -
     State:
           Current              490     339      45
           Deferred              63     105       -
                             ------  ------  ------
                             $4,554  $1,695     $45
                             ======  ======  ======

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

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1997 and 1996 were as follows (in thousands):

                                                             1997         1996
                                                           -------      -------
Deferred tax assets:
    Accrued liabilities                                    $ 1,318      $   353
    Reserves and allowances                                    985           38
    Inventory adjustments                                      755          -
    Intangibles                                              4,802          123
    Other                                                      129          -
                                                           -------      -------
        Total gross deferred tax assets                      7,989          514
                                                           -------      -------
Deferred tax liabilities:
    Property and equipment                                  (1,491)        (875)
    Inventory adjustments                                      -           (436)
    Other                                                     (235)         -
                                                           -------      -------
        Total gross deferred tax liabilities                (1,726)      (1,311)
                                                           -------      -------
              Net deferred tax asset (liability)           $ 6,263      ($  797)
                                                           =======      =======

Current deferred income tax asset (liability)              $ 1,924      ($  193)
Noncurrent deferred income tax asset (liability)             4,339         (604)
                                                           -------      -------
              Net deferred tax asset (liability)           $ 6,263      ($  797)
                                                           =======      =======

     Management believes that the Company will generate sufficient future taxable income to realize the entire deferred tax asset and that the realization of the net deferred tax asset is more likely than not.

     The differences between the consolidated provision for income taxes and income taxes computed using income before income taxes and the U.S. federal income tax rate for the years ended December 31, 1997, 1996 and 1995 are as follows (in thousands):

                                                           Year ended December 31,
                                                        ----------------------------
                                                          1997      1996      1995
                                                        -------   -------    -------
Amount computed using statutory rate (35%)              $ 3,795   $ 5,042    $ 2,542
Increase (decrease) in taxes resulting from:
       State income taxes, net of federal tax benefit       353       225         45
       Deferred tax liability related to
          S corp termination                                -         353        -
       Change in method of valuing inventory                -         388        -
       S corp income not subject to federal tax             -      (4,329)    (2,542)
       Non-deductible expenses                              341       -          -
       Other, net                                            65        16        -
                                                        -------   -------    -------
                                                        $ 4,554   $ 1,695    $    45
                                                        =======   =======    =======

                                  KEVCO, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

8.  COMMITMENTS AND CONTINGENCIES

     LEASES

     The Company leases various equipment and buildings under capital and noncancelable operating leases with an initial term in excess of one year. As of December 31, 1997, future minimum rental payments required under these capital and operating leases are summarized as follows (in thousands):

                                             Capital       Operating
                                             leases         leases
                                            --------       ---------
        1998                                    $560          $5,218
        1999                                     493           4,209
        2000                                     433           2,977
        2001                                     315           2,150
        2002                                     304           1,159
        Thereafter                             1,269           2,471
                                              ------         -------
           Total                               3,374         $18,184
                                                             =======
        Less amount representing  interest    (1,582)
                                              ------
           Present value of minimum
             lease payments                   $1,792
                                              ======



     Rental expense for operating leases was $5,060,000, $3,839,000 and $2,640,000 for the years ended December 31, 1997, 1996 and 1995, respectively.


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

     YEAR 2000 IMPACT

     The Company has taken actions to understand the nature and extent of the work required to make its systems Year 2000 compliant. The Company is utilizing both internal and external resources to identify, correct or reprogram and test systems for Year 2000 compliance, but it has not yet completed that process. The Company anticipates Year 2000 compliance expenses will not be material to the financial statements, and the process is expected to be completed by the third quarter of 1999. While this is an ongoing process and these efforts will involve additional costs, the Company believes, based on currently available information, that it will be able to manage its total Year 2000 transition without any material adverse effect on its business operations.

9.   RETIREMENT PLAN

     The Company has defined contribution retirement plans which cover substantially all full-time employees and are qualified under Section 401(k) of the Internal Revenue Code. Under the plans, employees may voluntarily contribute a percentage of their compensation to the plans and the Company may make discretionary contributions. The Company's contributions to the plans for the years ended December 31, 1997, 1996 and 1995 were $135,000, $100,000 and $225,000, respectively.

10.  RELATED PARTY TRANSACTIONS

     The Company leases certain buildings and data processing equipment under capital leases from partnerships partially owned by the majority stockholder of the Company. Two of the leased warehouses were financed through economic development and industrial revenue bonds; one series of which was issued by Newton, Kansas in the original principal amount of $575,000, and with respect to which, the Company is the sub-lessee of the premises and a co-guarantor, and one series of which was issued by Elkhart, Indiana in the original principal amount of $400,000, and with respect to which, the Company is the lessee of the premises and has agreed to perform the obligations of the lessor contained in the mortgage. Lease payments for the facilities and equipment were approximately $672,000 in each of the years ended 1997, 1996 and 1995. Debt related to the capital leases was $1,398,000 and $1,548,000 at December 31, 1997 and 1996, respectively.

                                  KEVCO, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     The Company loaned its majority stockholder $5.0 million in 1993, payable in monthly principal installments of $62,500 plus interest at 9.0% at December 31, 1995, due November 1997. The Company distributed the loan to stockholder to the Company's stockholders effective June 30, 1996.

11.  STOCK-BASED COMPENSATION PLANS

     The Company sponsors the Kevco, Inc. 1995 Stock Option Plan and the Kevco, Inc. 1996 Stock Option Plan (the "Plans"), which are stock-based incentive compensation plans. The Company applies APB Opinion 25 and related standards in accounting for the Plans. In 1995, the FASB issued FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). Adoption of the cost recognition provisions of FAS 123 is optional and the Company has decided not to elect these provisions of FAS 123. However, disclosures as if the Company adopted the cost recognition provisions of FAS 123 in 1995 are required by FAS 123 and are presented below.

     Under the Plans, the Company is authorized to issue up to 702,735 shares of common stock pursuant to "Awards" granted in the form of incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended) and nonqualified stock options. Awards may be granted to selected employees and directors of the Company. During 1997, 1996 and 1995, the Company granted only nonqualified stock options under the Plans.

     NONQUALIFIED STOCK OPTIONS

     The Plans provide that the exercise price of any stock option will be determined by the board of directors on the date of grant. The stock options granted after November 1996 vest over 10 years. All options granted prior to November 1996 vested in November 1996, at the time of the initial public offering. The options have been granted at prices equal to the market value of the shares at the date of grant and expire not more than 7 and 10 years after the date of grant for the 1996 and 1995 plans, respectively. In accordance with APB 25, the Company has not recognized any compensation cost for these stock options granted during 1997, 1996 and 1995.



     A summary of the status of the Company's stock options as of December 31, 1997, 1996 and 1995, and the changes during the year ended on those dates is presented below:


                                                            NONQUALIFIED STOCK OPTIONS
                                     --------------------------------------------------------------------------
                                              1997                    1996                      1995
                                     ----------------------- ------------------------  ------------------------
                                     NUMBER OF    WEIGHTED    NUMBER OF    WEIGHTED    NUMBER OF    WEIGHTED
                                     SHARES OF     AVERAGE    SHARES OF    AVERAGE     SHARES OF     AVERAGE
                                      UNDERLYING  EXERCISE    UNDERLYING   EXERCISE    UNDERLYING   EXERCISE
                                      OPTIONS      PRICES      OPTIONS      PRICES      OPTIONS      PRICES
                                     ----------   ---------- ------------ -----------  ----------- ------------
Outstanding at beginning of year       415,196       $10.58    47,854        $5.64            -          N/A
Granted                                 24,500       $13.62   393,450       $11.17        47,854       $5.64
Exercised                              (14,464)      $10.49        -           N/A            -          N/A
Forfeited                               (3,760)      $11.17   (26,108)      $10.42            -          N/A
Expired                                     -           N/A        -           N/A            -          N/A
Outstanding at end of year             421,472       $10.76   415,196       $10.58        47,854       $5.64
Exercisable at end of year             405,072       $10.65   415,196       $10.58            -          N/A
Weighted-average fair value of
   options granted during the year       $8.06           -      $1.84           -          $1.39          -


                                  KEVCO, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     The fair value of each stock option granted is estimated on the date of grant using the minimum value method of option pricing with the following weighted-average assumptions for grants in 1997, 1996 and 1995, respectively: dividend yield of zero percent for all years; risk-free interest rates are different for each grant and range from 5.45% to 6.19%; the expected lives of 6.7 and 9.8 years, respectively, for the options under the 1996 and 1995 Plans; and expected volatility of 48.0% for options granted in 1997. In determining the "minimum value," FAS 123 does not require the volatility of the Company's common stock underlying the options to be calculated or considered for options granted in 1996 or 1995 because the Company was not publicly-traded when the options were granted.

     The following table summarizes information about stock options outstanding at December 31, 1997:


                       OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
------------------------------------------------------------------   ------------------------------
                         Number                                          Number
                      Outstanding        Weighted      Weighted       Exercisable       Weighted
                           at            Average        Average            at           Average
    Exercise          December 31,      Remaining      Exercise       December 31,      Exercise
     Prices               1997             Life          Price            1997           Price
------------------   ---------------   -------------  ------------   ---------------  -------------

      $5.64              42,532             7.5           $5.64          42,532           $5.64
     $11.17             353,440             5.0          $11.17         353,440          $11.17
$13.50 to $13.88         25,500             9.0          $13.63           9,100          $13.81
                       --------                                         -------
                        421,472             5.5          $10.76         405,072          $10.65
                       ========                                         =======


     NET INCOME AND EARNINGS PER SHARE

     Had the compensation cost for the Company's stock-based compensation plans been determined consistent with FAS 123, the Company's net income and earnings per share for 1997, 1996 and 1995 would approximate the pro forma amounts below (in thousands):


                                                           1997            1996           1995
                                                      -------------   -------------  -------------
Net income                            As reported         $6,288          $8,932         $4,430
                                      Pro forma            6,237           8,491          4,409

Earnings per share - basic            As reported          $0.92           $1.64          $1.01
                                      Pro forma             0.92            1.56           1.00

Earnings per share - diluted          As reported          $0.90           $1.61          $0.90
                                      Pro forma             0.90            1.54           0.89


     The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts. FAS 123 does not apply to awards prior to 1995, and the Company anticipates making awards in the future under its stock-based compensation plans.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Stockholders and Board of Directors
Kevco, Inc.
Fort Worth, Texas

We have audited the accompanying consolidated balance sheets of Kevco, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kevco, Inc. as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, Kevco, Inc. retroactively changed its method of accounting for inventory from the last-in, first-out method to the first-in, first-out method and the consolidated financial statements for all years presented have been restated accordingly.


/s/ COOPERS & LYBRAND L.L.P.


Fort Worth, Texas
February 9, 1998